**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM C

**UNDER THE SECURITIES ACT OF 1933**

***Name of Issuer***
Fine Treasure, LLC

***Legal Status of Issuer***

***Form:***
Limited Liability Company

***Jurisdiction of Organization:***
Nevada

***Date of Organization:***
May 2, 2025

***Physical Address of Issuer***
7120 Rafael Ridge Way, Las Vegas, NV, 89119

***Website of Issuer***
www.elcorazon.vegas

***Is there a Co-Issuer? Yes***

***Name of Co-Issuer***
Fine Treasure CF SPV, LLC

***Legal Status of Co-Issuer***

***Form:***
Limited Liability Company

***Jurisdiction of Organization:***
Nevada

***Date of Organization:***
May 26, 2026

***Physical Address of Co-Issuer:***
7120 Rafael Ridge Way, Las Vegas, NV, 89119

***Website of Co-Issuer***
www.elcorazon.vegas

***Name of Intermediary through which the Offering will be Conducted:***
DealMaker Securities, LLC

***CIK Number of Intermediary:***
0001872856

***SEC File Number of Intermediary:***
008-70756

***CRD Number, if applicable, of Intermediary:***
315324

***Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:***
The Company has paid DealMaker Securities LLC a cash setup fee of $12,500 and will pay DealMaker Securities a cash commission of 8.5% based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The Company has also paid DealMaker affiliates a $30,000 setup fee and will pay them up to $15,000 per month for the duration of the Offering.

***Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:***
None

***Type of Security Offered:***
Preferred Units

***Target Number of Securities to be Offered:***
160,256

***Price (or Method for Determining Price):***
$1.56

***Target Offering Amount:***
$249,999.36

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

***Maximum Offering Amount (if different from Target Offering Amount):***
$4,999,999.68

***Deadline to reach the Target Offering Amount:***
March 31, 2027

**NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

***Current Number of Employees:***
3

| | Most recent fiscal year-end* | Prior fiscal year-end* |
|---|---|---|
| **Total Assets** | $16,402,545 | $0.00 |
| **Cash & Cash Equivalents** | $4,975,200.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $350,499.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $-623,371.00 | $0.00 |

*Reflects the financial results for the Crowdfunding Issuer, Fine Treasure, LLC. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on May 26, 2026.

***The jurisdictions in which the Issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and SPV Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement with Co-Issuer and Investor
EXHIBIT E: Co-Issuer Operating Agreement
EXHIBIT F: Issuer Articles of Organization
EXHIBIT G: Issuer Operating Agreement
EXHIBIT H: Video Transcript

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C)**

**Fine Treasure, LLC**
**Fine Treasure CF SPV, LLC**

Fine Treasure, LLC (the "Company," "we," "us", "Issuer" or "our"), is offering up to **$4,999,999.68** (the "Maximum Offering Amount") worth of Preferred Units of the Company, with the rights as defined in the Issuer's Operating Agreement attached hereto as Exhibit G, (the "Securities" or singularly the "Security") at a price of **$1.56** per Security (collectively, the "Offering"). With bonuses, the maximum number of Securities that may be issued in exchange for the Maximum Offering Amount is 3,910,256 Preferred Units. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum Target Offering Amount is **$249,999.36** (the "Target Offering Amount") (collectively, the "Offering"). The investment will be made through Fine Treasure CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by March 31, 2027 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after March 31, 2027. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $546. Despite the Target Offering Amount of $249,999.36, reaching that amount is not a guarantee that the Company will close on this Offering. The Target Offering Amount was set to provide flexibility in deciding if and when to close on the Offering, while also maintaining a level above that which would be required to fund the expenses of the Offering, including marketing expenses. The determination of whether the Company will initiate any closing on this Offering after the Target Offering Amount is reached is dependent on the cost to acquire that capital. It is anticipated that if the marketing cost is too high, it would present an unreasonably high degree of risk to you, the Investor, that the funds would go more towards finding more investors rather than to funding the development of our Company. We have not determined yet what that threshold is and will seek data on the Return of Ad Spend (ROAS) from DealMaker, whom we have hired to run the marketing for this Offering, and to advise on if the ROAS is increasing or decreasing.
Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

THIS OFFERING IS NOT AVAILABLE TO FOREIGN INVESTORS.

**NOTICE REGARDING THE ESCROW AGENT**

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS,

WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. Any amendment to this Form C will only be made as required by law for a material change to the information disclosed. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**Co-Issuer**

This Offering has the following co-issuer(s): Fine Treasure CF SPV, LLC (the "**Co-Issuer**"), located at 7120 Rafael Ridge Way, Las Vegas, NV, 89119.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Nevada in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Offering at invest.elcorazon.vegas.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Preferred Units. Investors in this Offering will own Preferred Units in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Preferred Units as if they had invested directly with the Company.

**Company Overview**

Fine Treasure, LLC, doing business as El Corazon, is developing a full-service Mexican restaurant and bar concept with live entertainment in the Treasure Island Hotel & Casino in Las Vegas, Nevada. The venue will occupy approximately 25,718 square feet and will include both a main dining and bar area, large event booking space, as well as a speakeasy component in the adjacent space formerly operated as The Siren's Cove.

The Company has secured a long-term lease for the prime location, which benefits from exceptionally high foot traffic on one of the busiest corners of the Las Vegas Strip. Construction is currently underway, with a targeted opening in or around January 2027.

El Corazon is being developed by an experienced Las Vegas hospitality operator with more than 25 years of successfully building and operating high-volume dining and entertainment venues in the market. The Company is currently in the pre-opening development stage and is raising capital to complete construction, build-out, and pre-opening activities.

**Business Model**

El Corazon is designed to generate revenue through multiple complementary streams within a single high-traffic venue in the Treasure Island Hotel & Casino. The primary sources of revenue are expected to be food and beverage sales from the full-service restaurant and bar operations, supplemented by live entertainment, private event bookings, and the speakeasy experience.

The main dining and bar area will offer Mexican-inspired cuisine and beverage programs in a full-service environment with live entertainment, which is intended to drive higher average guest spend and repeat visitation. The venue's large event booking space is expected to generate significant revenue through private events, corporate functions, and group bookings, which typically carry higher margins than regular dining operations. The speakeasy component, located in the adjacent space formerly operated as The Siren's Cove, will provide a distinct premium experience focused on craft cocktails and an intimate atmosphere, creating an additional high-margin revenue stream.

By combining full-service dining, live entertainment, large-scale event hosting, and a speakeasy offering under one roof, the Company intends to maximize revenue per square foot and capture multiple customer segments throughout the day and evening. The prime location on one of the busiest corners of the Las Vegas Strip is expected to provide substantial walk-in traffic, while the events and speakeasy components are intended to attract destination guests and

higher-spending clientele.

As of the date of this offering, the Company is in the pre-opening development stage and has not yet commenced revenue-generating operations. The business model will continue to be refined as construction progresses and final operational plans are implemented prior to the targeted opening in or around January 2027.

**Competitors**

The restaurant, bar, and hospitality industries in Las Vegas are highly competitive. The Las Vegas Strip features numerous full-service restaurants, bars, and entertainment venues, many of which offer dining combined with live entertainment, events, or unique atmospheres. Competition exists from both established national and local operators as well as new concepts that continue to enter the market.

Within the Mexican and Latin-inspired dining segment, several restaurants operate on or near the Las Vegas Strip, including concepts offering contemporary Mexican cuisine, traditional Mexican fare, and casual taco-focused establishments. In addition, Treasure Island Hotel & Casino itself and nearby properties host a variety of dining and entertainment options, including bars and venues with live music and events programming.

The Company believes it will compete on the basis of its prime location within Treasure Island, which benefits from high foot traffic on one of the busiest corners of the Las Vegas Strip and its multi-concept approach that combines full-service dining and bar operations with live entertainment, a large event booking space, and a speakeasy component.

However, many competitors have greater financial resources, more established brand recognition, or longer operating histories. The success of the Company's business will depend on its ability to attract and retain customers in this competitive environment.

**Industry**

Las Vegas, Nevada is one of the largest and most established tourism and hospitality markets in the world. The city attracts tens of millions of visitors each year and serves as a global destination for gaming, dining, entertainment, conventions, and nightlife. In 2025, Las Vegas welcomed approximately 38.5 million visitors, representing a 7.5% decrease from 2024 and marking the first annual decline in visitation since the COVID-19 pandemic. Despite the reduction in visitor volume, gaming revenue on the Las Vegas Strip remained resilient, reaching approximately $8.8 billion in 2025.

Over the past several decades, the Las Vegas market has undergone a significant structural shift. Non-gaming revenue sources — including hotel rooms, food and beverage, entertainment, and other experiential offerings — have grown substantially in importance relative to traditional gaming revenue. Gaming's share of total revenue on the Strip has declined meaningfully over time, while food and beverage, live entertainment, and event-driven concepts have become increasingly important contributors to overall performance.

The Las Vegas Strip continues to benefit from high foot traffic in well-located properties. Venues that combine full-service dining and beverage programs with live entertainment and private event capabilities are well-positioned to capture both walk-in traffic and destination guests seeking multi-faceted experiences. The market has shown sustained demand for experiential hospitality concepts that offer dining, entertainment, and unique atmospheres in a single location.

The Company believes that a concept combining full-service Mexican dining and bar operations, live entertainment, large-scale event hosting, and a speakeasy experience is well-aligned with current visitor preferences in the Las Vegas market. However, the hospitality and restaurant industries remain competitive and are sensitive to broader economic conditions, changes in consumer spending, and fluctuations in tourism volumes.

**Current Stage**

The Company is currently in the development and pre-opening stage and has not yet commenced revenue-generating operations. Fine Treasure, LLC was formed on May 2, 2025, and entered into a long-term lease agreement for the Premises on May 27, 2025. The Company currently has about $4.75 Million in funds available for the construction of the premises. Construction activities are underway, including design, architecture, project management, and construction. The project will be completed in stages. The main dining facilities and kitchen are expected to cost

around $8,500,000 and is the portion of construction that is expected to be completed to allow the restaurant to open in January 2027. Prior to opening, the Company also anticipates spending around $700,000 to hire and train union-affiliated staff, and around $1,000,000 for FF&E (furniture, fixtures, and equipment). The second floor of the restaurant is expected to cost $1,000,000 for its complete development. The speakeasy is anticipated to be completed later in the timeline and is expected to cost around $1,500,000 for its complete cost. The fundraising activities (for this Offering, an anticipated concurrent Reg D offering for accredited investors and any other financing) is expected to cost up to $1,000,000. The remaining $3,300,000 is expected to be used as an operations buffer in the scenario where ramp up to profitability takes up to six months from when the restaurant opens. The total project cost is currently estimated by management to be approximately $17 million, subject to final design, permitting, value engineering, and the execution of construction contracts.

**Future Roadmap**

The Company is targeting an opening of the venue in or around January 2027 with total construction completion in Q1 of 2027. Significant work remains to be completed prior to opening, including the continuation and completion of construction and tenant improvements, obtaining all required permits and approvals, finalizing operational plans, hiring and training staff, and completing pre-opening activities. The Company is using proceeds from this offering, an anticipated concurrent Reg D offering, and other financing to fund these remaining development activities.

**Perks**

| Tier | Amount bonus | Time bonus | Perks |
|---|---|---|---|
| $5K Founding Investors Club | +3% | +4% / +2% | Speakeasy Membership |
| $10K Agave Founder | +5% | +4% / +2% | Welcome pour + reserved founders' seating at the agave bar (plus Founding Investors Club) |
| $25K Corazon Society | +8% | +4% / +2% | Speakeasy Free Bottle Service (4 times a year) (plus Agave Founder) |
| $50K Legacy Founder | +13% | +4% / +2% | Private bottle locker in the Speakeasy (plus Corazon Society) |
| $100K Ownership Circle | +18% | +4% / +2% | F1 terrace access (plus Legacy Founder) |

## Amount-Based Bonus:

Investors who invest an amount that qualifies for an amount-based bonus, as identified in the table above, will be granted bonus units at the highest rate they qualify for based on the total amount invested in this Offering. As an example, an investor who purchases 35,257 units will receive an additional 4,583 units. If the investor invests in more than one investment, the bonus rate provided to them will be the rate they qualify for based on the cumulative investment amount and the investor will receive a single grant of bonus units. As an example, an investor

who purchases 20,000 units in one investment and 15,257 in a second investment will still receive 4,583 bonus units.

### Time-Based Bonus:

**Beginning on the day this offering is launched (the "Launch Date") through 11:59pm Eastern Daylight Time ("EDT") on the 30th day, investors who commit to make an investment and ultimately complete the investment, will receive a bonus of four percent (4%) more units than they purchase, not including any amount bonuses ("Tier 1 Time Bonus").**

**Beginning immediately after the completion of the Tier 1 Time Bonus period through 11:59pm EDT on the 60th day, investors who commit to make an investment and ultimately complete the investment, will receive a bonus of two percent (2%) more units than they purchase in the investment, not including any amount bonuses ("Tier 2 Time Bonus").**

**After the completion of the Tier 2 Time Bonus period, investors who invest will not receive any time-based bonus of units.**

**Bonus units will be issued after all closings of the offering have completed and the total bonus units earned can be calculated. Bonus units will consist of the same class of units sold in this Offering.**

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

**Jonathan Fine | Founder, Fine Entertainment Management, LLC**
Jonathan Fine is the founder of Fine Entertainment Management, one of Las Vegas' most experienced independent hospitality groups, with a portfolio of restaurants, taverns, bars, and entertainment venues generating approximately $50 million in annual revenue. Over more than two decades, Jonathan has built and operated concepts across neighborhood hospitality, Strip-facing destinations, private events, gaming-adjacent venues, nightlife, and large-format restaurant operations. He is also Chairman of Adomni, a technology company focused on digital out-of-home advertising, giving him a unique combination of hospitality execution, local market knowledge, marketing discipline, and entrepreneurial operating experience.
El Corazón represents the next evolution of Fine Entertainment: a 23,000-square-foot flagship restaurant, lounge, and events destination at the front of Treasure Island in one of the most visible resort corridors in Las Vegas. Jonathan secured a favorable, under-market lease and is personally backing the project with significant founder-side capital and operating resources. For investors, this is not a first-time restaurant concept or a passive real estate idea — it is an opportunity to invest alongside a proven Las Vegas operator with the location, lease structure, design vision, operating platform, and execution experience to build El Corazón into a premier destination on the Strip.

## RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections**
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

**Risks Related to Bonus Equity and Tiered Investment Perks**
We intend to offer certain investors bonus equity as an incentive for investing larger amounts or for investing during specified early periods of the offering. These perks will result in some investors receiving additional securities for the same investment amount compared to other investors. The issuance of bonus equity will increase the total number of securities outstanding and will dilute the ownership percentage of all investors, including those who do not receive any bonus equity. There can be no assurance regarding the amount of bonus equity that may ultimately be issued or the resulting dilution to investors who do not qualify for these perks.

**Risks Related to Different Effective Investment Terms**
Because certain investors may receive bonus equity based on the size or timing of their investment, not all investors in this offering will acquire their securities on the same economic terms. Investors who invest larger amounts or during peak/early periods will effectively pay a lower price per security than other investors. This structure could be viewed as favoring larger or earlier investors and may create dissatisfaction or disputes among investors who receive less favorable terms. Additionally, this disparity in effective pricing could complicate future financings or company actions.

**Risks Related to Regulatory Scrutiny of Bonus Equity Perks**
The offering of bonus equity based on investment size or timing may increase the risk of regulatory scrutiny by the Securities and Exchange Commission or state securities regulators. There can be no assurance that regulators will not take the position that these incentives alter the terms of the offering in a manner that affects the availability of the Regulation Crowdfunding exemption, impacts the integration analysis with our concurrent Rule 506(c) offering, or requires additional disclosures or restructuring. Any such regulatory action could delay or adversely affect the offering and your investment.

**Risks Related to Dilution and Capitalization Uncertainty**
The bonus equity program introduces uncertainty regarding the final capitalization of the Company following the offering. The total number of securities issued will depend on how many investors qualify for and accept the bonus equity incentives. This uncertainty makes it more difficult for investors to evaluate the potential dilution and ownership percentage they will ultimately hold. Significant participation in the bonus equity program could result in substantially greater dilution than an investor might otherwise expect based on the base offering terms.

**Any valuation at this stage is difficult to assess**
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited**
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the equity back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds, it may not succeed**
Even if the Maximum Offering Amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

**We may not have enough capital as needed and may be required to raise more capital.**
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Potential Early Termination Despite Deadline**
Although the Offering deadline has been set at March 31, 2027, the Company's actual capital needs require that funds from all sources reach about $10,200,000 before the end of 2026 to complete the base requirement to open the restaurant by January 2027. Depending on the performance of this Offering, the Company may determine to seek capital from other sources at higher costs in order to obtain the necessary funds by the deadline. If the capital needs are met prior to the Deadline, Investors who defer or delay their investment decisions in reliance on the Deadline risk losing the opportunity to invest altogether.

**Possibility of Not Closing Even if Target Offering Amount is Reached**
The Target Offering Amount has been set at $249,999.36. Even if subscriptions totaling that amount are received, the Company may conclude that the costs of completing the Offering (including marketing expenses) are disproportionately high relative to the capital raised and that there is no reasonable prospect of those economics improving. In that event, the Company may elect not to accept the subscriptions, cancel the Offering, and return all Investor funds in order to avoid imposing an uneconomic capital raise on the Company and its Investors. Reaching the stated Target Offering Amount therefore does not assure that the Offering will close or that any Investor's commitment will be accepted.

**Extremely High Offering Costs Relative to Capital Raised at the Target Offering Amount**
If the Offering is completed at or near the Target Offering Amount and is kept open until the deadline, a very large percentage of the gross proceeds is expected to be consumed by the Offering expenses (86.5%), with 56.5% of that going to DealMaker and its affiliates (not counting out of pocket expenses already incurred), and only approximately 13.5% of the gross proceeds would remain available for the Company's intended business purposes. Investors should carefully consider that the amount of capital actually available to fund operations, product development, or other stated uses could be only a small fraction of the amount they invest.

**Terms of subsequent financings may adversely impact your investment**
We will need to engage in additional financing efforts after the launch of this Offering. Depending on the terms of those financing efforts, the value of your investment in the Securities may decreased if better terms are provided in any of those efforts. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

**Management Discretion as to Use of Proceeds**
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

**Projections: Forward-Looking Information**
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and

circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**Risks Related to Our Multi-Concept Business Model**

We intend to generate revenue from multiple streams within a single venue, including full-service dining and bar operations, live entertainment, private events and catering, and a speakeasy component. Successfully executing and managing these different revenue streams simultaneously presents operational and managerial challenges. There can be no assurance that we will be able to effectively integrate these concepts, attract sufficient customers to each component, or achieve the revenue mix and margins we anticipate.

**Risks Related to Alcohol Service and Liquor Licensing**

Our business model includes the service of alcoholic beverages, which requires us to obtain and maintain appropriate liquor licenses in Nevada. The liquor licensing process can be lengthy and is subject to regulatory approval. Any delay in obtaining licenses, or any subsequent revocation, suspension, or restriction of our licenses, could materially and adversely affect our ability to operate and generate revenue. Additionally, we are subject to strict regulations regarding the service of alcohol, and any violations could result in fines, penalties, or loss of our license.

**Risks Related to Labor and Employment in Las Vegas**

The restaurant and hospitality industry in Las Vegas is highly competitive for labor. We will need to hire and retain a large number of employees to operate a full-service restaurant and entertainment venue of this size. Labor costs in Las Vegas, including wages, benefits, and payroll taxes, can be significant. Difficulties in recruiting or retaining qualified staff, or increases in labor costs, could materially and adversely affect our operations and profitability.

**The amount raised in this Offering may include investments from Company insiders or immediate family members**

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

**You must keep records of your investment for tax purposes:**

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

**Using a credit card to purchase Securities may impact the return on your investment:**

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

**Any Valuation at This Stage Is Difficult to Assess**

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $1.56. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

**Risks Related to Fluctuations in Las Vegas Tourism**

Our success is heavily dependent on tourism to Las Vegas. Visitor volumes can fluctuate significantly due to economic conditions, recessions, pandemics, changes in travel patterns, or other events beyond our control. A sustained decline

in visitation to Las Vegas, or to the Treasure Island property specifically, would likely have a material adverse effect on our revenue and results of operations.

**Risks Related to Competition**
The Las Vegas Strip is one of the most competitive dining and entertainment markets in the world. We will compete with numerous established restaurants, bars, and entertainment venues, many of which have greater financial resources, brand recognition, and operating histories than we do. Our ability to succeed will depend on our capacity to differentiate our concept and attract customers in this highly competitive environment.

**Risks Related to Our Dependence on Treasure Island Hotel & Casino Foot Traffic**
Our restaurant is located in a high-traffic area within Treasure Island Hotel & Casino on the Las Vegas Strip. A substantial portion of our expected revenue depends on walk-in traffic generated by the casino and hotel. Any decline in visitation to Treasure Island, changes in the casino's marketing strategy, renovations that disrupt access, or a broader decline in Las Vegas tourism could materially reduce our customer base and revenue. We have limited ability to control or influence these factors.

**Risks Related to Operating Within a Casino Environment**
Operating a restaurant and entertainment venue inside a casino subjects us to certain risks and restrictions that are unique to this environment. These include compliance with the landlord's operational standards, potential restrictions on certain activities, and the need to coordinate with casino security and management. While we believe our location provides significant advantages due to high foot traffic, our success is closely tied to the performance and reputation of Treasure Island Hotel & Casino, over which we have no control.

**Risks Related to Our Development and Construction Timeline**
We are currently in the pre-opening development stage and have not yet commenced revenue-generating operations. Construction and build-out of the premises are underway, with a targeted opening in or around November 2026. Significant work remains to be completed, including final construction, permitting, and pre-opening activities. Delays in construction, permitting, or other pre-opening milestones could result in increased costs, missed revenue opportunities, and the need for additional capital. There can be no assurance that we will open on schedule or within our current budget.

**Risks Related to Significant Capital Requirements and Cost Overruns**
The total project cost is currently estimated at approximately $17 million, including full construction build out, staffing, training, marketing, and operational buffer. The Company already has $5,000,000 allocated to the budget with the majority of that still available as cash as outlined in the financial disclosures. We are seeking additional capital through this offering to complete construction and pre-opening activities. Construction projects of this scale are subject to cost overruns due to factors such as material price increases, labor shortages, design changes, permitting delays, and unforeseen conditions. If actual costs exceed our estimates, we may need to raise additional capital on terms that could be dilutive to investors or delay our opening.

**Risks Related to Our Lease Agreement**
We have entered into a long-term lease for our premises at Treasure Island Hotel & Casino. The lease requires us to pay percentage rent of gross revenue, subject to a significant monthly minimum rent. Our obligation to pay this minimum rent begins upon commencement of the lease term and continues regardless of our actual revenue or profitability. If our revenue is insufficient to cover the minimum rent and our other operating expenses, we could incur significant losses, which could materially and adversely affect our business and your investment.

**Risks Related to Operating Restrictions Under Our Lease**
Our lease contains exclusivity provisions that restrict us to operating solely as a Mexican restaurant concept. While this provides some protection against direct competition within the property for similar concepts, it also limits our flexibility to adapt our offerings if market conditions change or if consumer preferences shift. Additionally, our hours of operation are subject to landlord approval, and the lease imposes various compliance obligations typical of commercial leases in Nevada, including adherence to applicable laws regarding employment, accessibility, and prohibited activities. Failure to comply with these lease terms could result in penalties, default, or termination of the lease.

**Risks Related to the Landlord and Property Ownership**
Our landlord is Treasure Island, LLC. In the event the property is sold or transferred, our lease would be assigned to the new owner. We have limited control over changes in ownership or management of the casino property, which could affect foot traffic, the overall appeal of the location, or the landlord's willingness or ability to maintain the

property. Additionally, in the event of significant damage to the premises, our ability to recover and resume operations depends in part on the landlord's insurance coverage and willingness to repair. While we maintain business interruption insurance, there can be no assurance that it will fully cover our losses in such circumstances.

**Risks Related to the use of an SPV**

**You will not be investing directly into the Company, but into a special purpose vehicle.**
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Fine Treasure CF SPV, LLC, becoming a member of the SPV, and that investment purchases our Preferred Units. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Organization, as amended, regarding the Preferred Units. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Nevada law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

**Investors will not have voting rights.**
Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Preferred Units and are completely passive investors.

**Risks Related to a concurrent offering**

**Risks Related to Conducting a Concurrent Rule 506(c) Offering**
We are conducting this Regulation Crowdfunding offering concurrently with a separate offering under Rule 506(c) of Regulation D. There can be no assurance that the Securities and Exchange Commission will not take the position that the offerings should be integrated. Integration could result in regulatory scrutiny, potential rescission rights for investors, delays in our capital raising efforts, or the need to restructure one or both offerings, any of which could have a material adverse effect on our business and on your investment.

**Risks Related to Differences in Offering Structure and Investor Qualifications**
Investors in this Regulation Crowdfunding offering will acquire their interests through a special purpose vehicle (SPV), while investors in a Rule 506(c) offering may acquire securities directly from the Company or through a different structure. Additionally, a Rule 506(c) offering is limited to accredited investors only and permits general solicitation, whereas this Regulation Crowdfunding offering is available to both accredited and non-accredited investors through the DealMaker platform. These structural and procedural differences could result in different investor experiences, information flow, or future treatment of the two investor groups, which may adversely affect investors in this offering.

**Risks Related to Dilution from the Concurrent Rule 506(c) Offering**
We expect to raise a significant portion of our capital needs through a concurrent Rule 506(c) offering. The issuance of additional securities in that offering will increase the total number of securities outstanding and will dilute the ownership percentage of investors participating in this Regulation Crowdfunding offering. The terms are expected to differ between the two offerings and future financings or adjustments between the two offerings could result in dilution or other effects that adversely impact the value of your investment.

**Risks Related to Investor Confusion Between the Two Offerings**
Because we are conducting two simultaneous offerings under different exemptions, there is a risk that potential investors may become confused about which offering they are participating in, the applicable terms, or the differences in how the offerings are conducted. Any actual or perceived differences in process, timing, or investor treatment between the Regulation Crowdfunding offering and the Rule 506(c) offering could negatively affect investor confidence and our ability to successfully complete one or both offerings.

**SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS**

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

| Member Name | Number of Securities Owned | Type of Security Owned | As Percentage |
|---|---|---|---|
| Jonathan Fine* | 14,000,000 | Common Units | 100%% |

***beneficially owned through Fine Entertainment Management, LLC.**

**RECENT OFFERINGS OF SECURITIES**

**Recent Offerings of Securities**
We have not engaged in any other securities offerings but do intend to engage in a concurrent Regulation D 506(c) offering for accredited investors.

**THE COMPANY'S SECURITIES**

**The Company's Securities**
The Company has authorized 10,000,000 Preferred Units. As part of the Offering, the Company will be offering up to 3,910,256 Preferred Units, which includes any additional units issued as bonuses.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing Preferred Units in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a member of the Company. The Co-Issuer is purchasing the following Securities:

**Securities Class Information for Current Regulation CF Offering**
**Preferred**
The Preferred Units:

**Voting Rights**
None

**Material Rights**
The Preferred Units carry a liquidation preference that is triggered only in the case that liquidation distributions, combined with all past distributions, would not equal the Investor's capital contribution. Otherwise, the Preferred Units will share pro-rata in all distributions of the Company.

**What it means to be a minority holder**

As a minority holder of the Security, you will have limited rights in regards to the actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the actions of the Company.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Preferred Units being held by the Co-Issuer). The rights of the Preferred Units may be changed by an amendment to the Company's Operating Agreement or Certificate of Organization, as amended. Investors do not have the right to vote on any such amendment, except as may be required by Nevada law.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Organization, as amended, attached as Exhibit F, and the Company's Operating Agreement, attached as Exhibit G, together with the Certificate of Organization, the "**Company Governing Documents"**).

All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Agreements.

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

**Securities Class Information for Other Authorized Securities**

**Minority interest**
As a minority investor in Securities of the Company, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising equity options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors.

In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it’s important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

**VALUATION**

**Pre-Money Valuation:** $21,840,000

**Valuation Details:**
As discussed in “Dilution” above, the valuation of the company will determine the amount by which the investor’s stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company’s financial statements, usually looking at the company’s balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company’s business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Related Party Transactions**

The Company’s owner is owed an amount equal to $350,499 for expenses incurred on behalf of the Company.

**Transferability of securities**

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing Preferred Units in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a member of the Company.

**General overview of the Company's current financial condition based on the financials included with this Offering**

The Company is in the development and pre-opening stage and has not yet commenced revenue-generating operations. As of December 31, 2025, the Company's financial condition reflects its ongoing development of a full-service restaurant and entertainment venue at Treasure Island Hotel & Casino in Las Vegas, Nevada.
Total assets as of December 31, 2025 were $16,402,398, consisting primarily of restricted cash of $4,975,200 held for construction purposes, construction in progress of $799,220, and an operating lease right-of-use asset of $10,627,978 recorded in accordance with ASC 842. The Company had no unrestricted cash or cash equivalents at year-end.

Total liabilities were $17,025,669, driven largely by operating lease liabilities of $16,179,916 (current portion of $1,330,000 and long-term portion of $14,849,916) recognized under ASC 842. Other current liabilities included accounts payable of $527,543 and amounts due to the Company's sole member of $282,643.

**Company's Cash and Cash Equivalents**

As of December 31, 2025, the Company had $4,975,200 in restricted cash and no unrestricted cash or cash equivalents. This compares to zero cash balances as of December 31, 2024. The restricted cash is held in a construction control account and is subject to the terms of a construction disbursement agreement. These funds are restricted for use solely in connection with approved tenant improvement and construction-related expenditures for the development of the Company's venue at Treasure Island Hotel & Casino.

Because the Company is in the development stage and has not yet commenced operations, it has not generated any operating cash flow. Management expects that the existing restricted cash, together with the proceeds from this offering and additional member contributions, if necessary, will be sufficient to fund the remaining construction, build-out, and pre-opening costs through the targeted opening in or around January 2027. The Company does not currently maintain any lines of credit or other external financing arrangements.

**Company's Historical Results of Operations**

The Company is in the development and pre-opening stage and has not yet commenced revenue-generating operations. Accordingly, the Company has no historical results of operations to present or discuss for comparison purposes.
For the year ended December 31, 2025, the Company reported a net loss of $623,371. This loss was primarily attributable to non-cash operating lease expense of $551,938 recognized in accordance with ASC 842, Leases, along with shared services expenses, legal and accounting fees, and other costs incurred during the development phase. The Company had no revenue during 2025.

Because the Company has not yet opened its venue or begun operations, period-over-period comparisons of results of operations are not meaningful at this time. Management anticipates that once the venue opens and revenue-generating activities commence, the Company will begin to report revenue from food and beverage sales, private

events, and other hospitality-related activities. Until operations begin, the Company expects to continue incurring development and pre-opening expenses.

**Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements**

Since December 31, 2025, the date of the Company's most recent financial statements, there have been no material changes in the Company's financial condition, results of operations, liquidity, or capital resources, other than the continued use of restricted cash for ongoing construction and development activities in the ordinary course of business. The Company remains in the development and pre-opening stage, with construction progressing toward the targeted opening in or around January 2027.

**Company Debt**

As of December 31, 2025, the Company had no traditional interest-bearing debt, such as bank loans, notes payable, or other conventional borrowings but owes $350,499 to the Company's manager that.

The Company's primary long-term obligation is its operating lease for the Premises at Treasure Island Hotel & Casino. Under ASC 842, Leases, the Company has recognized an operating lease liability totaling $16,179,916 as of December 31, 2025. This liability is divided between:

Current portion (short-term): $1,330,000
Long-term portion: $14,849,916

These amounts represent the present value of the Company's future lease payments over the lease term. The lease has an initial term of ten years, with three five-year extension options. Following a nine-month rent-free period, the Company is obligated to pay minimum annual rent of $2,280,000 ($190,000 per month), subject to percentage rent equal to 8.5% of gross sales above a breakpoint once operations commence.

In addition to the operating lease liability, the Company had other current liabilities of approximately $845,754 as of December 31, 2025, consisting of accounts payable, accrued expenses, and amounts due to its sole member. These obligations are expected to be settled in the ordinary course of business as the Company completes construction and moves toward opening.

The Company does not currently have any other material short-term or long-term debt obligations.

## USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

| Purpose or Use of Funds | Allocation of Proceeds for a Target Offering Amount Raise | Percentage of Proceeds for a Target Offering Amount Raise | Allocation of Proceeds for a Maximum Offering Amount Raise | Percentage of Proceeds for a Maximum Offering Amount Raise |
|---|---|---|---|---|
| DealMaker Success Fees | $21,249.95 | 8.5% | $424,999.97 | 8.5% |
| DealMaker and Affiliates' Service Fees | $120,000.00 | 48% | $120,000.00 | 2.4% |
| Legal and Professional Services | $25,000.00 | 10% | $25,000.00 | .5% |
| Marketing Ad Buys | $50,000.00 | 20% | $600,000.00 | 12% |
| Facilities Build-Out | $33,749.41 | 13.5% | $3,829,999.71 | 76.6% |
| **Total** | $249,999.36 | 100% | $4,999,999.68 | 100% |

The identified uses of proceeds above are subject to change at the sole direction of the Manager based on the business needs of the Company.

**Disqualification**
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Compliance Failure**
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

# Tax Matters

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

***In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.***

**OTHER INFORMATION**

# Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.elcorazon.vegas.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

# INVESTMENT PROCESS

**Investment Confirmation Process**
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at www.elcorazon.vegas, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

***Rolling and Early Closings:*** The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

***Investment Cancellations***: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

***Notifications***: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

***Material Changes***: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding updates to the offering and to subscribe can be found at invest.elcorazon.vegas or filed with the SEC on Form C-U, as required by Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Jonathan Fine
(Name)

Manager
(Title)

08 / 25 / 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Jonathan Fine
(Name)

Manager
(Title)

08 / 25 / 2026
(Date)

***Instructions.***

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# Exhibit B

## Issuer Financial Statements and SPV Financial Statements

# FINE TREASURE, LLC
# DBA EL CORAZON

Audited Financial Statements

AS OF DECEMBER 31, 2025, AND FROM INCEPTION (MAY 2, 2025)

TO DECEMBER 31, 2025

*(Expressed in United States Dollars)*

# INDEX TO FINANCIAL STATEMENTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fine Treasure, LLC dba El Corazon
Nevada

**Opinion**

We have audited the financial statements of Fine Treasure, LLC dba El Corazon (the "Company,"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in members' deficit, and cash flow for the period from Inception (May 2, 2025) to December 31, 2025 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from Inception (May 2, 2025) to December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

**Auditors' Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

July 21, 2026
Calabasas, CA 91302

**FINE TREASURE, LLC dba EL CORAZON**

# FINANCIAL STATEMENTS

## Balance Sheet

As of December 31, 2025

| | 2025 |
|---|---|
| **Assets** | |
| **Current assets** | |
| Restricted cash | $4,975,200 |
| **Total current assets** | **4,975,200** |
| **Property and equipment** | |
| Construction in progress | 799,367 |
| **Total property and equipment** | **799,367** |
| **Other assets** | |
| Operating lease right-of-use asset | 10,627,978 |
| **Total assets** | **$16,402,545** |
| **Liabilities and Member's Deficit** | |
| **Current liabilities** | |
| Accounts payable | 459,834 |
| Accrued expenses | 35,567 |
| Due to Fine Entertainment Management, LLC | 350,499 |
| Operating lease liability - current | 1,330,000 |
| **Total current liabilities** | **2,175,900** |
| **Non-current liabilities** | |
| Operating lease liability – non-current | 14,849,916 |
| **Total liabilities** | **17,025,816** |
| **Member's deficit** | |
| Capital contribution | 100 |
| Accumulated deficit | (623,371) |
| **Total member's deficit** | **(623,271)** |
| **Total liabilities and member's deficit** | **$16,402,545** |

See accompanying notes to financial statements.

## FINE TREASURE, LLC dba EL CORAZON

# Statement of Operations

For the period from May 2, 2025 to December 31, 2025

| | 2025 |
|---|---|
| **Revenue** | **$-** |
| **Cost of Revenue** | **-** |
| **Gross Profit** | **-** |
| **Operating expenses** | |
| General and Administrative | 623,371 |
| Sales and Marketing | - |
| Research and development | - |
| **Total operating expenses** | **623,371** |
| **Loss from Operations** | **(623,371)** |
| **Interest expense** | **-** |
| **Other Income/(Loss)** | **-** |
| **Loss before provision for income taxes** | **(623,371)** |
| **Benefit/(Provision) for income taxes** | **-** |
| **Net loss** | **$(623,371)** |

See accompanying notes to financial statements.

**FINE TREASURE, LLC dba EL CORAZON**

## Statement of Changes in Member's Deficit

For the period from May 2, 2025 to December 31, 2025

| | 2025 |
|---|---:|
| Balance, May 2, 2025 | $- |
| Initial capital contribution | 100 |
| Net loss | (623,371) |
| **Balance, December 31, 2025** | **$(623,271)** |

See accompanying notes to financial statements.

## FINE TREASURE, LLC dba EL CORAZON

# Statement of Cash Flows

For the period from May 2, 2025 to December 31, 2025

| | **2025** |
|---|---:|
| **Operating activities** | |
| Net loss | $(623,371) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Noncash operating lease expense | 551,938 |
| Accounts Payable | 459,833 |
| Due to Related Party | 350,599 |
| Accrued Expenses | 35,568 |
| Lease incentive received from landlord | 5,000,000 |
| **Net cash provided/(used) by operating activities** | **5,774,567** |
| | |
| **Investing activities** | |
| Purchases of Fixed Assets | (799,367) |
| **Net cash used in investing activities** | **(799,367)** |
| | |
| **Financing activities** | |
| Lease liability, non-current | |
| Capital Contribution | - |
| **Net cash provided/(used) by financing activities** | - |
| | |
| Change in Cash & Restricted Cash | **4,975,200** |
| Cash and restricted cash at beginning of year | - |
| **Cash and restricted cash at end of year** | **$4,975,200** |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash paid during the year for interest | - |
| Cash paid during the year for income taxes | - |
| | |

See accompanying notes to financial statements.

## Note 1 - Organization and Nature of Operations

Fine Treasure, LLC, doing business as El Corazon (the Company), is a Nevada limited liability company formed on May 2, 2025. The Company is wholly owned by Fine Entertainment Management, LLC. The Company was organized to develop and operate a hospitality venue located within Treasure Island Hotel & Casino in Las Vegas, Nevada. The Company was in the development and pre-opening stage as of December 31, 2025 and had not commenced revenue-generating operations.

## Note 2 - Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Restricted cash**

Restricted cash represents cash held in construction control accounts that is restricted for approved tenant improvement and construction-related expenditures. The Company maintains cash balances with licensed construction control company that management believes are creditworthy.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risk primarily related to restricted cash.

The Company maintains restricted cash balances with an escrow company that are not covered by FDIC insurance. Management monitors its exposure to these balances and believes that the related credit risk is not significant.

**Property, plant, and Equipment and Construction in Progress**

Property, plant, and equipment are stated at historical cost less accumulated depreciation. Construction in progress (CIP) represents the accumulation of all directly attributable costs (including materials, labor, third-party contractor fees, and architectural/engineering design costs) incurred to construct or develop fixed long-term asset. Costs associated with start-up activities and general company overhead are expensed as incurred.

CIP is classified as a non-current asset on the balance sheet. No depreciation is recognized on CIP while the asset is substantially incomplete or otherwise not ready for its intended use. At the point a project reaches substantial completion, is occupied, or is placed into service, the accumulated costs are reclassified to the appropriate property, plant, and equipment category, at which time depreciation commences over the asset's estimated useful life.

As of December 31, 2025, there are no assets had been placed into service; therefore, no depreciation was recorded

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, restricted cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Related Party Transactions**

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

**Revenue recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company had no revenue during 2025 because operations had not commenced.

**Leases**

The Company has adopted ASC 842, Leases, effective from the beginning of the fiscal year ended December 31, 2025. Under ASC 842, the Company recognizes right-of-use (ROU) assets and lease liabilities for substantially all operating leases for more than 12 months and finance leases.

Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental

borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

ROU assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. ROU assets are amortized over the period of the lease and recognized as expenses.

**Income taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns. Management evaluated the Company’s tax positions and determined that no uncertain tax positions requiring recognition or disclosure existed as of December 31, 2025. The Company recognizes interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 22, 2026, which is the date the financial statements were available to be issued.

## Note 3 - Restricted Cash

Restricted cash totaled $4,975,200 at December 31, 2025. The balance represents tenant improvement funding held within the Three Lock Box construction control structure and restricted for approved construction-related expenditures. The Company classifies restricted cash as current assets on the Balance Sheets as the fund disbursements are expected to occur within the next twelve months.

## Note 4 - Property and equipment

Property, and equipment are stated at cost less accumulated depreciation. Construction in progress ("CIP") represents architecture, design, project management, preconstruction, construction control, and other project development costs

Depreciation on CIP assets does not begin until the asset is completed, placed into service, and transitioned to its respective property category. As of December 31, 2025, there are no assets had been placed into service.

| Category | Amount |
|---|---|
| Architecture and design | $638,192 |
| Project management | 95,858 |
| Environmental and inspection services | 5,002 |
| Construction control fees | 24,800 |
| Preconstruction services accrual | 35,516 |
| **Total construction in progress** | **$799,367** |

## Note 5 - Lease

The Company entered into a lease agreement for premises at Treasure Island Hotel & Casino. The lease was executed on May 27, 2025.

The lease includes a nine-month free-rent period, followed by 120 paid monthly rent payments of $190,000, for a total lease term of 129 months. The Company used an estimated incremental borrowing rate of 6.75 percent. The Company received a $5,000,000 tenant improvement allowance from the landlord, which was accounted for as a lease incentive in accordance with ASC 842 and reflected as a reduction of the initial measurement of the operating lease right-of-use asset.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

| Year ending December 31 | Amount |
|---|---|
| 2026 | 1,330,000 |
| 2027 | 2,280,000 |
| 2028 | 2,280,000 |
| 2029 | 2,280,000 |
| 2030 | 2,280,000 |
| Thereafter | 12,350,000 |
| Total undiscounted lease payments | 22,800,000 |
| Less: Present value discount | (6,620,084) |
| Total lease liability | 16,179,916 |

### Note 6 - Accounts Payable and Accrued Expenses

Accounts payable consisted primarily of architecture, project management, construction, and shared service obligations.

| | December 31, 2025 |
|---|---|
| Accounts Payable | 459,834 |
| Accrued Expenses | 35,567 |
| **Total** | **495,401** |

Accounts payable consist primarily of amounts due to architects, project managers, consultants, contractors, and other vendors associated with the development of the Company's hospitality project at Treasure Island Hotel &

Casino. Accrued expenses consist primarily of professional service fees and preconstruction costs incurred but not yet invoiced or paid as of December 31, 2025. Management believes all significant liabilities incurred through December 31, 2025 have been properly recorded in the accompanying financial statements.

## Note 7 - Related Party Transactions

Fine Entertainment Management, LLC is the sole member of the Company. Related-party activity during 2025 consisted primarily of shared service expenses, expenses paid on behalf of the Company, and development support.

| Related party item | December 31, 2025 |
|---|---|
| Shared services expense | $67,831 |
| Due to Fine Entertainment Management, LLC | $282,643 |
| Member capital contribution | $100 |

## Note 8 - Member's Equity

The Company is a single-member limited liability company. Fine Entertainment Management, LLC owns 100 percent of the Company. The Operating Agreement provides for an initial capital contribution of $100, which was recorded in member capital during 2025. There were no additional capital contributions and no distributions during 2025.

## Note 9 - Commitments and Contingencies

Management completed value engineering efforts during 2026, including replacement of the originally contemplated Wahlburgers concept with the Sirens Cove bar concept. Management expects this change to reduce overall development costs. Final project cost estimates remain subject to permitting, design modifications, financing activities, and execution of final construction contracts.

*Contingencies*

The Company’s operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company’s operations and might result in outflow of economic resources.

*Litigation and Claims*

As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

## Note 10 - Guarantees

Fine Entertainment Management, LLC has provided support and guarantees for certain project obligations, including lease and development-related commitments. No separate liability has been recorded by the Company for such guarantees as of December 31, 2025.

## Note 11 - Development Stage Activities and Liquidity

The Company remained in the development stage during 2025 and had no revenue and no employees. Company expects future project expenditures to be funded through a combination of member support, restricted landlord-

funded tenant improvement allowances, and future investor capital. Company anticipates continued development and construction activities during 2026.

## Note 12 - Subsequent Events

Management evaluated subsequent events through July 22,2026, the date the financial statements were available to be issued.

Management is not aware of any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

## Note 13 – Going Concern

The Company is in the development stage and has not commenced revenue-generating operations as of December 31, 2025. Since inception, the Company has devoted substantially all of its efforts to organizational activities, securing its leasehold interest, obtaining tenant improvement funding, engaging architects and project managers, and advancing the development of its planned hospitality venue.

For the period from inception (May 2, 2025) through December 31, 2025, the Company incurred a net loss of approximately $623,371 and had an accumulated deficit of approximately $623,271. In addition, the Company expects to incur significant additional expenditures related to design, permitting, construction, and pre-opening activities before commencing operations.

The Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing, raise capital from investors, complete construction of the project, and ultimately generate sufficient cash flows from operations to meet its obligations as they become due.

Management's plans to address these conditions include continued financial support from its sole member, Fine Entertainment Management, LLC, utilization of available landlord-funded tenant improvement allowances, and the pursuit of additional equity financing through planned capital raising activities. Management believes these actions will provide the necessary resources to fund ongoing development activities and meet the Company's obligations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. The accompanying financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

# FINE TREASURE CF SPV, LLC

## Audited Financial Statements

As of and for the one day ended May 26, 2026 (Inception)

(Expressed in United States Dollars)

## INDEX TO FINANCIAL STATEMENTS

SET
APART AC

# INDEPENDENT AUDITOR'S REPORT

To the Manager of
Fine Treasure CF SPV, LLC
Las Vegas, Nevada

**Opinion**

We have audited the financial statements of Fine Treasure CF SPV, LLC (hereinafter referred to as "the Company"), which comprises the balance sheet as of the inception date (May 26, 2026) and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the Balance sheet of the Company as of inception date (May 26, 2026) and notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company was formed on May 26, 2026, had not commenced operations, and had no cash or other assets, no revenue, and no committed source of financing as of that date. The Company has stated that these conditions and events raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and events and its plans regarding these matters, including seeking financing through a proposed Regulation Crowdfunding offering and additional debt and/or equity financing, are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

SetApart Accountancy Corp.

August 11, 2026
Calabasas, CA 91302

| As of<br>(USD$ in Dollars) | Inception May 26, 2026 |
|---|---|
| **Assets** | |
| Cash | $ — |
| Total current assets | — |
| **Total assets** | $ — |
| | |
| **Liabilities & Members' Equity / (Deficit)** | |
| | |
| Total liabilities | — |
| | |
| **Members' Equity / (Deficit)** | |
| Members' Equity / (Deficit) | — |
| Total Members' Equity / (Deficit) | — |
| | |
| **Total Liabilities and Members' Equity** | $ — |

See accompanying notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

## Note 1 – Nature of Operations

Fine Treasure CF SPV, LLC (the "Company" or "SPV") was formed as a Nevada limited liability company on May 26, 2026. The financial statements of Fine Treasure CF SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Fine Treasure, LLC serves as the Manager of the Company. The Company was organized as a special purpose crowdfunding vehicle in connection with a planned Regulation Crowdfunding offering. Its intended purpose is to acquire, hold, and dispose of securities of Fine Treasure, LLC on behalf of investors participating in the offering and to maintain the economic relationship between the securities held by the Company and the membership interests issued to investors. As of May 26, 2026, the Company had not commenced operations, issued membership interests, received capital contributions, or acquired any securities.

## Note 2 – Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Because the Company had no transactions, estimates did not materially affect these financial statements.

### Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

### Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

### Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

### Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

## Note 3 – Equity

No membership units have been issued and were outstanding as of May 26, 2026

### Voting Rights

Members do not have direct control over the operations of the Company. The Company is managed by Fine Treasure, LLC which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

### Distribution Rights

The Company is structured as a pass-through entity. It does not generate independent revenues but may receive distributions from Fine Treasure, LLC -and, if received, allocates

such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared, and may include dividends, profits, or liquidation proceeds.

### Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

## Note 4- Contingencies and Commitments

### Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of May 26, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## Note 5 – Related Party Transactions

There are no related party transactions as of May 26, 2026.

## Note 6 – Subsequent Events

Management evaluated subsequent events through the date the financial statements were available to be issued and determined that no events required recognition or disclosure.

## Note 7 – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company was formed on May 26, 2026, had not commenced operations as of that date, and had no cash or other assets, no revenue, and no committed source of financing. The Company expects to incur operating and other

costs before generating sufficient revenue and cash flows from operations. Based on these conditions and the Company's anticipated cash requirements, management has

concluded that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date these financial statements are issued unless the Company obtains additional financing. Accordingly, substantial doubt exists about the Company's ability to continue as a going concern.

Management plans to seek financing through a proposed Regulation Crowdfunding offering and, as necessary, through additional debt and/or equity financing. However, the proposed offering has not been completed, and no additional financing has been committed. Therefore, management's plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to obtain sufficient financing and ultimately generate adequate revenue and positive cash flows from operations. There can be no assurance that the Company will obtain financing on acceptable terms, or at all. If sufficient financing is not obtained, the Company may be required to delay, reduce, or discontinue its planned operating and investment activities.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## Exhibit C

## PDF of Campaign Landing Page

# Become An Owner Of The Vegas Strip's New Entertainment Destination

El Corazón is an upscale Mexican restaurant and events venue opening at Treasure Island, on one of the busiest corners in the US. The 10-year lease is signed. Construction's underway. Now we're targeting a January 2027 opening. Once we're open, there won't be another ownership chance. Invest today to unlock VIP valet or founders' seating.



Watch Investor Video

I'm Ready to Invest

$1.56
Share Price

$546
Min. Investment

SEC Filings    Offering Circular    Investor Education

THE OPERATOR

## Why Treasure Island Committed $5M to El Corazón



Previously named "Entrepreneur of the Year" by the Small Business Administration, Jonathan Fine is a native Las Vegan who's built a portfolio of consistently high-performing venues. Each is different, each is profitable.

**$22M+**
PBR Bar at Planet Hollywood earned $22M+ in its last full year of operation.

**$15M**
The George at Durango earns nearly $15M annually.

**$5M/year**
Smelly Cat brings in nearly $5M/year.

**1M+**
Fine Entertainment serves 1M+ total meals/year across Vegas.

**170,000+**
Fine Entertainment loyalty base customers.

* Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance.

THE DESTINATION

# El Corazón: Fine's Most Ambitious Project Yet

Most restaurants have one or two reasons to attract customers. Because it's 4X the size of the average fine dining restaurant, *El Corazón has six*, each serving different occasions on different revenue engines.

**01**

**DINNER DESTINATION**

Premium entrees, seafood, celebrations, groups

**02**

**BAR + AGAVE**

High-margin cocktails, tequila flights, pre/post dinner

**03**

**DESTINATION LOUNGE**

Cocktail culture, elevated casual spend, long dwell time

**04**

**PRIVATE DINING + EVENTS**

Private dining rooms, buyouts, corporate + casino groups

**05**

**CONVENTIONS + WEDDINGS**

Banquets, receptions, hosted dinners and weekend blocks

**06**

**LATE NIGHT + VIP**

Music-forward lounge energy, memberships, lockers, invitations



Lounge Texture

** Images shown are AI-generated renderings and may not reflect the final product, design, or appearance.*
*** Always consult with a qualified financial advisor or professional before making investment decisions.*

### FOUNDING INVESTOR CLUB

Invest
$5,000+

Receive
3%
↳+4% until 09/24

Bonus Stock
• Speakeasy Membership

I'm Ready to Invest

### AGAVE FOUNDER

Invest
$10,000+

Receive
5%
↳+4% until 09/24

Bonus Stock
• Welcome Pour
• Reserved Founders' Seating at the Agave Bar
• Plus Founding Investor Club

I'm Ready to Invest

### CORAZÓN SOCIETY

Invest
$25,000+

Receive
8%
↳+4% until 09/24

Bonus Stock
• Speakeasy Free Bottle Service (4 times a year)
• Plus Agave Founder

I'm Ready to Invest

### LEGACY FOUNDER

Invest
$50,000+

Receive
13%
↳+4% until 09/24

Bonus Stock
• Private Bottle Locker
• Plus Corazón Society

I'm Ready to Invest

### OWNERSHIP CIRCLE

Invest
$100,000+

Receive
18%
↳+4% until 09/24

Bonus Stock
• F1 Terrace Access
• Plus Legacy Founder

I'm Ready to Invest

THE LOCATION

## 85,000 People Walk Past This Corner Every Day

Treasure Island has a prime position on the Vegas Strip. It's directly across from The Palazzo at The Venetian, next door to the new Hard Rock Hotel, and steps from the Wynn, Sands Convention Center, and The Sphere.



WYNN LAS VEGAS
TREASURE ISLAND
Las Vegas Hotel & Casino
THE PALAZZO
At The Venetian Resort
HARDROCK LAS VEGAS
Hotel & Casino
SPHERE

**2,885**
Treasure Island hotel rooms

**7,500**
Daily guests at The Sphere

**3,700**
New rooms coming to Hard Rock Hotel

**42M+**[2]
People visit The Strip per year

When you invest, you enter the exclusive world of Las Vegas venue ownership. While the public experiences El Corazón as guests, you're eligible for exclusive access, recognition, and experiences that will never be available to anyone else.

PROOF

## The Location's Already Proven Itself

SEÑOR FROGS
**$16–18M**
Final year revenue in this exact space

TAO LAS VEGAS
**$42.5M**
per year

Señor Frogs did **$16–18M** in its final year in this exact space. Directly across the street, TAO Las Vegas was twice named America's highest-grossing independent restaurant, earning **$42.5M/year.** El Corazón is larger and built for multiple revenue streams that neither Señor Frogs nor TAO were designed to capture.

** Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance.*

WHY NOW

# Gambling Isn't King in Vegas Anymore[3]

Gambling's fallen from 59% of Strip revenue in the 1980s to 34.8% today. Rooms, food, and drink now represent 53%+ of 2024 revenue. Convention attendance hit 6M visitors in 2025, and industry leaders call 2026 the best group meeting year in Vegas history. El Corazón was built for this shift, and once it's open, we won't have an investment opportunity like this again.

VEGAS STRIP REVENUE MIX



1984
58.6%
35%
1998
50%
37%
2010
38.9%
45.4%
2024
34.8%
53.1%
GAMING
ROOMS, FOOD & DRINK



El Corazon
A high-end Mexican destination with a Las Vegas heartbeat.

## Download the El Corazón investor brief for more on our plans to reach $33M+ in Year 3 revenue.

Enter your email

Download Deck

WHAT YOU'RE INVESTING IN

# How We'll Use the $1,999,999.56 We Raise This Round

We're raising $1,999,999.56 to fund the final push to open the restaurant.
Here's how those funds will be used:

*** Always consult with a qualified financial advisor or professional before making investment decisions.*

| | | | |
|---|---|---|---|
| ■ | 68% | Facilities Build-Out | $1,359,999.60 |
| ■ | 20% | Marketing Ad Buys | $400,000.00 |
| ■ | 8.5% | DealMaker Success Fees | $169,999.96 |
| ■ | 2.25% | DealMaker and Affiliates' Service Fees | $45,000.00 |
| ■ | 1.25% | Legal and Professional Services | $25,000.00 |




El Corazon
A high-end Mexican destination with a Las Vegas heartbeat.

## Download the El Corazón investor brief for more on our plans to reach $33M+ in Year 3 revenue.

Enter your email

Download Deck

PROGRESS

# The Road to Launching in January 2027

This isn't a concept. It's a venue in active construction with a signed lease, committed capital, and a target opening date within the next six months.

**LEASE SIGNED**
10-year deal with Treasure Island, below market

**TI SECURED**
$5M in tenant improvement dollars committed

**CONSTRUCTION UNDERWAY**
Second floor banquet facility in progress

**RAISE OPEN**
Invest before the doors open

**JANUARY 2027**
Target opening date

FINANCIALS

# $21M–$28M in Projected Revenue and Profitable in Year 1

The beauty of our six-part model is the breadth of revenue streams. It's why our high case projects $28.8M in Year 1, growing to $33.3M by Year 3. Even our conservative projection clears $21M in Year 1 and improves every year after. Both cases are cash-flow positive from the start.

## REVENUE FORECAST



$40M
$30M
$20M
$10M
$0M
$21.2M $28.8M
YEAR 1
$23.0M $30.9M
YEAR 2
$24.7M $33.3M
YEAR 3

## PROJECTED NET MARGIN



10%
5%
0%
1.1% 10.6%
YEAR 1
3.9% 11.2%
YEAR 2
5.7% 11.9%
YEAR 3

## YEAR 3 NET INCOME

**$1.4M**
Low

**$4.0M**
High





** Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision.*

1. Why invest in startups?

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

15. What is the El Corazón pre-money implied valuation?

El Corazón's pre-money valuation is $21,840,000. The valuation was calculated by multiplying the total number of shares outstanding (TSO) by the price per share offered in this raise. This is a pre-money valuation — meaning it reflects the company's value before any new funds raised in this offering are added.

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EL CORAZÓN

**Sources**

1. https://pos.toasttab.com/blog/on-the-line/average-restaurant-square-footage?srsltid=AfmBOorkCeECEbjv_VEj4R2MUuv-y5gUrcNLUEwnuM1muAac4kTw_SiJ
2. https://roadgenius.com/statistics/tourism/usa/las-vegas/
3. https://www.library.unlv.edu/sca/our-collections/gamingreports/NV_departments_historic.pdf

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

## Exhibit D

## Subscription Agreement with Co-Issuer and Investor

**Fine Treasure, LLC – “Crowdfunding Issuer”**

**Fine Treasure CF SPV, LLC - “The Company”**

**REGULATION CF SPV SUBSCRIPTION AGREEMENT**

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Fine Treasure CF SPV, LLC
c/o Fine Treasure, LLC
7120 Rafael Ridge Way, Las Vegas, NV, 89119

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Fine Treasure CF SPV, LLC, a Nevada Limited Liability Company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Preferred Units to be acquired from Fine Treasure LLC, a Nevada Limited Liability Company (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute Preferred Units of the Company which relate to Preferred Units issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate Offering amount shall not exceed $4,999,999.68 (the "**Oversubscription Offering**"). The Company may accept subscriptions until March 31, 2027. (the "Termination Date"). Providing that subscriptions for $249,999.36 worth of Securities are received(the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. Upon the full execution of this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company is a Limited Liability Company, duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such

other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with

respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage

companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the

case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF FINE TREASURE CF SPV, LLC ("SPV"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN SPV AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT SPV'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Preferred Stock or any securities which may be converted into the Crowdfunding Issuer's Preferred Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE,

MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Las Vegas, State of Nevada. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Fine Treasure CF SPV, LLC
c/o Fine Treasure LLC
7120 Rafael Ridge Way, Las Vegas, NV, 89119

If to the Crowdfunding Issuer, to:

Fine Treasure, LLC
7120 Rafael Ridge Way, Las Vegas, NV, 89119

If to a Subscriber, to Subscriber’s address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the equity of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or

privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

**Fine Treasure LLC DBA El Corazon**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase Preferred Units of Fine Treasure LLC DBA El Corazon by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Preferred Units**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

**ACCEPTANCE**

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Fine Treasure LLC DBA**
**El Corazon**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|---|---|---|---|
| | | | |
| | | | |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
| | | | |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
| | | | |
| | | | |
| | | | |

## Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Fine Treasure LLC DBA El Corazon's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Fine Treasure LLC DBA El Corazon's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

# Exhibit E

## Co-Issuer Operating Agreement

# OPERATING AGREEMENT

# OF

# FINE TREASURE CF SPV, LLC

This Operating Agreement (this "Agreement") of Fine Treasure CF SPV, LLC, a Nevada limited liability company (the "Company"), dated effective as of [July 31, 2026] ("Effective Date"), is entered into by and among the Company, its Manager, and those individuals or entities who are accepted as Members of the Company pursuant to the Subscription Agreement and as set forth on the Members Schedule (as defined below), and all other Persons who later become parties hereto as Members in accordance with the terms hereof.

## RECITALS

A. On May 26, 2026, the Company was formed by filing the Articles of Organization with the Nevada Secretary of State.

B. The Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940 (the "ICA"), as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(6) of the Securities Act ( "Regulation Crowdfunding").

C. The Company will undertake the limited purpose of acquiring and holding securities issued by Fine Treasure, LLC, a Nevada limited liability company (the "Crowdfunding Issuer") (such issuance of securities, the "Fine Treasure Financing").

D. In furtherance of the Fine Treasure Financing, the Company intends to raise up to Two Million Dollars ($2,000,000) in reliance on Regulation Crowdfunding through the issuance of Preferred Units of the Company (the "Crowdfunding Offering").

E. The Crowdfunding Offering contemplates that those parties who purchase Preferred Units in the Crowdfunding Offering will be admitted as Preferred Members of the Company pursuant and subject to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereto agree as follows:

## ARTICLE 1
## DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"Act" means Chapter 86 of the Nevada Revised Statutes (the Nevada Limited Liability Company Act), as may be amended from time to time.

"Affiliate'" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Articles" means the Articles of Organization filed with the Nevada Secretary of State to organize the Company as a limited liability company, including any amendments.

"Business Day" means any day other than a Saturday or a Sunday or a day on which commercial banking institutions in Nevada are authorized or obligated by law or executive order to be closed.

"Capital Account" of a Member means the capital account maintained for the Member in accordance with Section 3.2.

"Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provisions) of succeeding law.

"Company" shall mean Fine Treasure CF SPV, a Nevada limited liability company.

"Covered Person" means each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member, and each of their controlling Affiliates; and (iii) each Manager, officer, employee, agent, or representative of the Company.

"Family Member" means, a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Member, and includes adoptive relationships.

"Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Manager" means Fine Treasure, LLC, a Nevada limited liability company.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company.

"Membership Interest" or "Interest" means, as to each Member, such Member's interest and ownership in the Company, including, without limitation, a Member's share, if any, of the Profits and Losses of, and the right to receive distributions from, the Company and the right to participate in the management of and vote on matters coming before the Company under the terms and provisions hereof.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Preferred Units" shall have the meaning set forth under Section 3.1 hereof. The number of Preferred Units held by each Member shall be set forth on each Member Schedule.

"Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Subscription Agreement" means that certain Preferred Unit Subscription Agreement in such form as the Manager may from time to time determine, as completed and executed by such Person and delivered by such Person to the Company, pursuant to which such Person (a) subscribes for Preferred Units by agreeing to contribute capital in such amount(s), at such time(s) and otherwise in such manner as may be set forth therein, and (b) agrees to be bound by this Agreement as a Member.

"Transfer" means, with respect to a membership interest, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that membership interest. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"Transferee" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"Unit" means the designation which the Company has established to represents an Interest of the Company, including any and all benefits to which the holder of such Interest may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement. As of the Effective Date, there is only one (1) class of Units, Preferred Units, in an amount authorized for issuance as set forth in Section 3.1.

## ARTICLE 2
## FORMATION OF LIMITED LIABILITY COMPANY

2.1. Organization. Pursuant to the Act, the Company was formed under the laws of the State of Nevada by filing the Articles of Organization with the Secretary of State of the State of Nevada and such filing is ratified by the Members by entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2. Registered Agent. The name and address of the agent for service of process of the Company designated in the Articles of Organization is Cassandra Lupo, 7120 Rafael Ridge Wy, Las Vegas, Nevada 89119. The agent for service of process of the Company may be changed from time to time by the Manager, subject to applicable law.

2.3. Names and Addresses of Members. The full names and street addresses of the Members of the Company will be recorded and tracked on a ledger in the books and records of the Company (the "Members Schedule"). The Manager shall update the Members Schedule upon the issuance or Transfer of any Units in accordance with this Agreement.

2.4. Business Purpose. The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the ICA, specifically, to undertake the acquiring, holding, and disposing of the securities issued by the Crowdfunding Issuer pursuant to the Fine Treasure Financing and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

2.5. Period of Duration. The Company will remain in existence until the Company is dissolved. If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

2.6. Units. Each Preferred Unit has the rights and obligations specified in this Agreement, as it may be amended from time to time. The Company shall maintain the Members Schedule and the amount and series of Preferred Units held by the Members.

2.7. Authorization of Units. The Company is hereby authorized to issue one (1) class of Units: Preferred Units. The Preferred Units issued and outstanding will be recorded and tracked on the Members Schedule. Additionally, the Manager may engage a registered transfer agent to maintain the Members Schedule.

2.8. Membership Certificates. The Company shall not issue certificates evidencing Units to Members of the Company, unless otherwise determined by the Manager in its sole and absolute discretion.

2.9. Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Manager, or the Manager shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 2.4 shall be paid solely by the Manager.

## ARTICLE 3
## MEMBERS, CAPITALIZATION, ADDITIONAL FINANCING, VOTING

3.1. Members' Contributions'. Issuance and Sale of Units.

(a) As of the date of this Agreement, the Company has authorized One Million Six Hundred Two Thousand Five Hundred Sixty Four (1,602,564) Units for issuance, which shall be the Interests owned and held or to be owned and held by the Preferred Members. Except as otherwise provided herein, the Manager may increase or decrease the number of Units authorized by the Company.

(b) As of the Effective Date, there are issued and outstanding none of the Preferred Units, as the same shall be updated from time-to-time. Up to One Million Six Hundred Two Thousand Five Hundred Sixty Four (1,602,564) Preferred Units are being made available for issuance through the Crowdfunding Offering, and Preferred Members shall be admitted by the Company upon any closing of the Preferred Units. The Preferred Members shall hold no voting rights with respect to any Preferred Units.

(c) Each Preferred Member purchasing Preferred Units shall make payment of the Purchase Price (as defined in the Subscription Agreement) to the Company in accordance with this Agreement and the terms and conditions of each such Member's respective Subscription Agreement. In connection with the making of such Purchase Price, each Preferred Member shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable to effect such admission, including, without limitation, the execution of a Subscription Agreement and a signed counterpart of this Agreement, which shall be unconditional and binding on a person when submitted.

(d) The Manager is authorized to cause the Company to offer, sell and issue Preferred Units on an ongoing basis, and to admit Persons as Members, in one or more closings at such time(s) as the Manager may determine, except that the Manager may not cause the Company to offer, sell, or issue Preferred Units in the Company in a manner inconsistent with this Agreement or to any Person who has failed to execute a Subscription Agreement or other document under which such Person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

3.2. Capital Accounts. An individual Capital Account shall be established and maintained by the Company for each Member in accordance with the applicable provisions of the Code and the Regulations as amended from time to time, including Regulation Section 1.704-l(b)(2)(iv). The Manager is authorized to modify the manner which the Capital Accounts are maintained in accordance with the terms of this Agreement.

3.3. Failure to Contribute Required Capital. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.1, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member’s Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.4. Return of Capital Contributions. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his, her or its capital contributions or to be paid interest in respect to either his, her or its capital contributions.

3.5. Voting. No person shall be entitled to exercise any voting rights as a Member until such person shall have been admitted as a Member. The Securities do not provide the holders thereof a right to vote. As such, except as required by a non-waivable provision of the Act and/or 17 CFR 227, the Preferred Members are not entitled to vote on, consent to, or approve any matters as a result of their ownership of Preferred Units or otherwise.

3.6. Withdrawal or Resignation of a Member. No Member may withdraw or resign from the Company as a Member except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed in the Manager’s sole discretion. In the event of a permitted withdrawal or resignation, a withdrawing Member will not be entitled to a return of his, her or its capital contribution and will acquire the status of a Transferee.

3.7. Expulsion of a Member. A Member may be expelled from the Company by the Manager for Cause.

3.8. Admission of Additional Members. Subject to compliance with applicable law, the Manager may admit additional Members to the Company from time to time upon such terms and conditions as it may determine in its sole discretion, and any such additional Members shall be granted Preferred Units and may participate in the management, Profits and Losses, and other terms as the Manager may fix.

3.9. Other Activities of Members; Business Opportunities. Each Member and such Member’s Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the business of the Company. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures or businesses.

## ARTICLE 4
## ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1. Allocation of Profits and Losses. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.4.

4.2. Special Allocations. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

(a) Qualified Income Offset. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1 (b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704- l(b)(2)(ii)(d) of the Treasury Regulations.

(b) Minimum Gain Chargeback. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

(c) Section 704(c) Allocation. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

(d) Member Nonrecourse Deductions. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1,704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

(e) Adjustments for Special Allocations. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3. Liability of Members. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

4.4. Distributions. In the event that any distributable cash or other assets are received by the Company from the Manager, the Manager shall make such distributions promptly to the holders of the Preferred Members in proportion to their respective Interests. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any distributions to Members if such distribution would violate the Act or other applicable law.

4.5. Withholding. The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

4.6. Substantial Economic Effect. The various provisions of this Article 4 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Treasury Regulations promulgated under Section 704(b) of the Code.

## ARTICLE 5
## ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1. Accounting Methods; Fiscal Year. The Profits and Losses of the Company will be accounted for on a basis reasonably determined by the Manager. All decisions as to accounting matters shall be made by the Manager. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the same as that of the Crowdfunding Issuer.

5.2. Books and Records. The Company shall keep at its principal office the records required by the Act to be kept there. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours. In addition to the foregoing, the Company shall maintain the following at its principal office: (a) a current list of the full name and last known business address of each Member; (b) a copy of the stamped Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; and (d) copies of this Agreement and any amendments thereto.

5.3. Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

5.4. Company Representative. The Company must designate a representative with a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 ("Company Representative"). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. The Manager is designated to serve as the Company Representative. If the Manager becomes unwilling or unable to serve for any reason, the Manager shall promptly appoint another Member to serve as Company Representative in accordance with Code requirements. The Company will reimburse the Company Representative for reasonable expenses incurred while acting within the scope of the Company Representative's authority.

5.5. Obligations and Discretion as to Tax Matters. The Company Representative shall inform all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative's rights and obligations create a fiduciary duty on the part of the Company Representative to act in the best interest of the Company and other Members.

5.6. Company Representative to Preserve Tax Classification. Unless the Manager elects not to be treated as a partnership for federal income tax purposes, the Company Representative shall take all reasonable steps necessary to classify the Company as a partnership for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a partnership for tax purposes under the laws of any jurisdiction in which the Company transacts business.

5.7. Coordination with TEFRA Audit Rules. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) audit rules, the Company Representative shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

5.8. Election under Code Section 6221(b). The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely-filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury.

5.9. Consistent Treatment. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the

income, gain, loss, deduction, or credit on the Company income tax return.

5.10. Adjustment in Future Tax Years. If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company, or any Member's distributive share thereof, for a prior year, the Company may take corrective action.

5.11. Tax Elections. The Company's Representative may make all Company elections for federal, state, and local income tax matters permitted under the Code. Each Member consents to any election and shall sign any documentation necessary to give effect to any elections.

5.12. Legal and Accounting Costs for Tax Matters. The Manager shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

5.13. Tax Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company, the Company Representative, and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocated to such Member. The provisions of this Section 5.13 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.13.

5.14. Tax Examinations and Audits. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

## ARTICLE 6
## MANAGEMENT OF COMPANY

6.1. Management of the Company.

(a) General Powers. Except as otherwise herein expressly provided, the Members shall not take part in the management or control of the Company business, and shall not be entitled to participate in, approve or vote on Company matters. Subject to all other provisions of this Agreement, the Manager shall have sole and complete authority over the business and affairs of the Company, be responsible for the day-to-day management of the Company's business, and shall operate its business for the benefit of all Members. The Manager shall have all rights, duties, powers and authority afforded to a manager of a company under the Act.

(b) Limitations on Power of the Manager. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the ICA, except for transactions with the Crowdfunding Issuer regarding the Fine Treasure Financing pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(1) Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(2) Using the proceeds from the sale of the Preferred Units for any purpose other than to purchase the securities pursuant to the Fine Treasure Financing.

(3) Receiving any compensation.

(4) Maintaining a different fiscal year end than the Crowdfunding Issuer.

(5) Making any loan or advance to, or a capital contribution or investment in, any Person.

(6) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(7) Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

6.2. Activities of the Manager. Except as otherwise expressly stated in this Agreement, the Manager may devote as much time to the Company's affairs and the conduct of the Company's business as the Manager may determine to be required and is not obligated to do or perform any act or thing in connection with Company business not expressly required in this Agreement.

6.3. Performance of Duties; Reliance. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

6.4. Competing Activities. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company's business. Neither the Company nor the Manager or any Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company, the Manager or the other Members, could be taken by the Company, the Manager or any of the other Members. The Manager and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company.

6.5. Reserved.

6.6. Manner of Acting. The Manager may act with respect to any matter within the scope of its authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate, including any appointed officers, may act without approval or ratification by the other Managers. At any time that there is only one Person acting as Manager of the Company, such Person may conduct the business of the Company through such procedures and in such a manner as he or she determines to be appropriate under the circumstances.

(a) Special Meetings. Special meetings may be called by any Manager at any time.

(b) Written Consent. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers may be taken without a meeting if the consent is in writing, setting forth the action taken, and is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers shall be given in writing to those Managers who were entitled to vote but did not consent in writing.

(c) Telephonic Meetings. The Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of any Manager so participating.

(d) Quorum. A majority of Managers entitled to vote and present at any meeting of Managers will constitute a quorum. No action may be taken at any meeting of Managers in the absence of a quorum.

6.7. Discretion of the Manager; Limitation of Liability. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud or intentional misrepresentation of funds committed in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Act, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

## ARTICLE 7
## TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

7.1. Transfers. Except as otherwise required by law or except as expressly stated otherwise in this Agreement, a membership interest in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Member of such Member's Membership Interest in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, provided such Transfer is allowed under Regulation Crowdfunding, a Member may Transfer that Member's Interest to (a) any Affiliate of the Member, or (b) (i) a Family Member of the Member, (ii) a trust controlled by the Member, (iii) a trust created for the benefit of a Family Member

of the Member, or (iv) a Family Member in connection with the death or divorce of the Member; *provided, however,* that any Member who Transfers Units pursuant to this Section 7.1 shall remain bound by the provisions of this Article 7, and *provided further* that the Transferred Units shall remain subject to the provisions of this Agreement in the hands of the transferee.

7.2. Encumbrances. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

7.3. New Members. A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

7.4. Mandatory Conditions to Transfer. The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer:

(a) The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes, unless such Transfer has been consented to by the Manager;

(b) The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

(c) The Transfer is not prohibited under Regulation Crowdfunding;

(d) The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

(e) The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

7.5. Violating Transactions. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 7. If for any reason a Transfer of membership interests takes place in breach of this Article 7, in addition to other remedies, the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

## ARTICLE 8
## LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1. Exculpation of Covered Persons.

(a) Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute

fraud, gross negligence, or willful misconduct.

(b) Good faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Profits and Losses of the Company, or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act.

8.2. Liabilities and Duties of Covered Persons.

(a) Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

8.3. Indemnification.

(a) To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Liabilities") to which such Covered Person may become subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or (b) the fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person;

*provided,* that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, in each case as determined

by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct.

(b) Entitlement to Indemnity. The indemnification provided by this Section 8.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(c) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Liabilities covered by the foregoing indemnification provisions and to otherwise cover Liabilities for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Liabilities hereunder. If any Covered Person recovers any amounts in respect of any Liabilities from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Liabilities.

(d) Funding of Indemnification Obligations. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e) Savings Clause. If this Section 8.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.3 to the fullest extent permitted by any applicable portion of this Section 8.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(f) Survival. The provisions of this Article 8 shall survive the dissolution, liquidation, winding up, and termination of the Company.

## ARTICLE 9
## INVESTMENT REPRESENTATIONS

The Preferred Members hereby represent and warrant to, and agree with, the Manager, the other Members and the Company as follows:

9.1. Information Reviewed. Such Member has received and reviewed the applicable Subscription Agreement and all other information such Member considers necessary or appropriate for deciding whether to purchase the Units. Such Member has had an opportunity to ask questions and receive answers from the Company and its Manager, officers, and employees regarding the terms and conditions of purchase of the Units and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information

otherwise provided to such Member. Such Member has relied only on the information received, and represents and warrants that no written or oral representation or information that is in any way inconsistent with such information has been made or furnished to such Member or to such Member's purchaser representative in connection with the offering of the Units.

9.2. Tax Consequences. Such Member has been advised to consult with his, her or its own advisors regarding all legal and tax matters concerning its acquisition of Units and has done so to the extent it considers necessary or appropriate. None of the Company, the Manager, the Company Representative, nor the partners, shareholders, members, managers, agents, officers, directors, employees, Affiliates, or consultants of any of them will be responsible or liable for the tax consequences to the Member of an investment in the Company. Such Member will look solely to, and rely upon, its own advisers with respect to the tax consequences of its investment in or acquisition of Units.

9.3. Representations and Warranties. All representations, warranties, and statements made by the Member in the Subscription Agreement, were true, correct, and complete when made, and are true, correct, and complete as of the date of this Agreement. Each Member agrees that the representations, warranties, statements, covenants, and agreements made by the Member in the Subscription Agreement are hereby incorporated into this Agreement by reference, and remain fully binding on said Member.

9.4. Legends. Each Member understands that the certificates, if any, evidencing the Units may bear the following legend (and any legend required by applicable securities laws):

> "THE UNITS OF Fine Treasure CF SPV, LLC, A NEVADA LIMITED LIABILITY COMPANY, REPRESENTED BY THIS CERTIFICATE, HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). OR ANY STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM. ANY TRANSFER OF UNITS IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH IN THE OPERATING AGREEMENT OF FINE TREASURE CF SPV, LLC DATED AS OF [JULY 31, 2026], AS IT MAY BE AMENDED FROM TIME TO TIME."

## ARTICLE 10
## GENERAL PROVISIONS

10.9. Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

10.10. Notices. Any and all notices, demands or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly delivered to another party only if served either personally by overnight courier service, by facsimile or email transmission or if deposited in the United States first class mail, certified return receipt requested, postage prepaid at the address, facsimile numbers and email addresses set forth on the Members Schedule. If such notice, demand or other communication is served personally, service shall be conclusively deemed made at the time of such personal service. If such notice is sent by facsimile transmission, email or overnight courier service, service shall be conclusively deemed made at the time of written confirmation of receipt, if on or before 5:00 p.m. local time on a legal business day at the place of receipt, and if not, then on the next legal business day thereafter. If such notice, demand or other communication is given by mail, service shall be conclusively deemed made on the date shown on the return receipt. Any party to this Agreement may change its address for the

purpose of receiving notices, demands and other communications as provided in this section by delivering written notice in the manner set forth in this section to the other parties to this Agreement.

10.11. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy such injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured shall be entitled to seek (in addition to any other remedies which may be available to that party) one or more preliminary or permanent orders (a) restraining and enjoining any act which would constitute a breach or (b) compelling the performance of any obligation which, if not performed, would constitute a breach.

10.12. Entire Agreement; Amendment; Waiver. This Agreement and the Subscription Agreement constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede any and all prior agreements, understandings, negotiations, and discussions of the parties, whether oral or written. Subject to the express provisions of this Agreement, no amendment, modification or waiver of this Agreement shall be binding unless approved in writing by the Manager. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly so provided in writing.

10.13. Applicable Law; Arbitration; Waiver of Jury Trial; Attorney's Fees. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws, and the rights, duties, and obligations of the Members shall be as stated in the Act except as provided herein. All actions or proceedings arising out of or relating to this Agreement, the breach thereof, the matters hereunder or the interpretation or enforcement of any of the terms or conditions contained in this Agreement ("Proceeding") will be resolved, by submitting the Proceeding to binding arbitration under the American Arbitration Association for arbitration under its Commercial Dispute Rules. Such arbitration will be held solely in County of Clark, Nevada. THE PARTIES HEREBY WAIVE THEIR RIGHT TO JURY TRIAL WITH RESPECT TO ALL CLAIMS AND ISSUES ARISING OUT OF OR RELATING TO THIS AGREEMENT WHETHER SOUNDING IN CONTRACT OR TORT AND UNDERSTAND THAT SUCH WAIVERS ARE VALID UNDER THE GOVERNING LAW. The parties hereby consent to and grant any such court jurisdiction over the persons of such parties and over the subject matter of any such dispute and agree that delivery or mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 11.5 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. The prevailing party in any arbitration, lawsuit or other legal proceeding brought as a result of a breach by any party of this Agreement, or to enforce any party's rights under this Agreement, or pertaining to the subject matter of this Agreement, or otherwise relating to this Agreement, shall be entitled to recover its costs, including reasonable outside attorneys' and expert fees, incurred therein.

10.14. Word Meanings; Headings. In this Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa unless the context otherwise requires. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

10.15. Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

10.16. Successors; No Third-Party Rights. This Agreement will bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, no rights or obligations of a Member will be assignable and any purported assignments not so permitted will be void ab initio. Nothing expresses or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 11.8.

10.17. Power of Attorney.

(a). Appointment of Attorney-in-Fact. Each Member by its execution of the Subscription Agreement of the Company irrevocably makes, constitutes and appoints the Manager as its true and lawful agent and attorney-in-fact, with full power of substitution to its Affiliates and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file: (i) this Agreement; (ii) any amendment or waiver of any provision of this Agreement that has been adopted or made as herein provided; (iii) all certificates and other instruments deemed advisable by the Manager to comply with the provisions of this Agreement and applicable law or to permit the Company to become or to continue as a limited liability company or other entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (iv) all instruments that the Manager deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement that does not require the approval or consent of such Member; (v) all conveyances and other instruments or papers deemed advisable by the Manager, to effect the dissolution and termination of the Company pursuant to the provisions of this Agreement; (vi) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; and (vii) all other instruments or papers not inconsistent with the terms of this Agreement which may be required by law to be filed on behalf of the Company.

(b). Nature and Exercise of Power of Attorney. With respect to each Member, the foregoing power of attorney:

(1) is coupled with an interest, shall be irrevocable and shall survive the incapacity or bankruptcy of such Member; and

(2) may be exercised by the Manager either by signing separately as attorney- in-fact for such Member or, after listing all of the Members executing an instrument, by a single signature of the Manager acting as attorney-in-fact for all of them.

(3) shall survive the delivery of an assignment by such Member of the whole or any fraction of its interest; except that, where the assignee of the whole of such Member's interest has been approved by the Manager for admission to the Company as a substituted Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

10.18. Interpretation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party causing this Agreement to be drafted. This Agreement shall be construed under the presumption that it is a crowdfunding vehicle and all interpretations and applications of this Agreement shall be done to maintain the Company's status as a crowdfunding vehicle.

10.19. Severability. The provisions of this Agreement are severable. The invalidity, in whole or in part, of any provision of this Agreement will not affect the validity or enforceability of any other of its provisions. If one or more provisions hereof will be declared invalid or unenforceable, the remaining provisions will remain in full force and effect and will be construed in the broadest possible manner to effectuate the purposes hereof. The parties further agree to replace such void or unenforceable provisions of this Agreement with valid and enforceable provisions that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provisions.

10.20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via mail, overnight courier, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.,* www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have duly and validly delivered and be valid and effective for all purposes.

10.21. Expenses. The parties will bear all of their own fees and expenses, including, without limitation, fees and expenses of counsel, in connection with the negotiation, preparation and delivery of this Agreement, the Subscription Agreement, and the transactions contemplated hereby.

10.22. Consultation with Attorney. Each Member has been advised to consult with his or her own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

*[Signature Page Follows]*

IN WITNESS WHEREOF, and intending to be lawfully bound hereby, the parties hereto have executed this Agreement, or caused this Agreement to be executed, effective as of the Effective Date.

MANAGER:

FINE TREASURE, LLC

Signed by:
By: Jonathan Fine
7C09AF9E7A30458...
Name: Jonathan Fine
Title: Manager

COUNTERPART SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date set forth below.

INVESTOR:

________________________________
(Entity Name if Applicable)

Signed by:
By: Jonathan Fine
7C09AF9E7A30458...
Name: Jonathan Fine
Title: Owner
(if applicable)

ACCEPTED AND AGREED:

Fine Treasure CF SPV

Signed by:
By: Jonathan Fine
7C09AF9E7A30458...
Name: Jonathan Fine
Title: Owner
Date Accepted: 7/22/2026

## Exhibit F

## Issuer Articles of Organization

| Filed in the Office of | Business Number E48701462025-0 |
| --- | --- |
| FVAguilar<br>Secretary of State<br>State Of Nevada | Filing Number 20254870145 |
| | Filed On 05/02/2025 10:57:04 AM |
| | Number of Pages 2 |

**FRANCISCO V. AGUILAR**
**Secretary of State**
**401 North Carson Street**
**Carson City, Nevada 89701-4201**
**(775) 684-5708**
**Website: www.nvsos.gov**
**www.nvsilverflume.gov**

# Formation - Limited-Liability Company

- [x] NRS 86 - Articles of Organization Limited-Liability Company
- [ ] NRS 86.544 - Registration of Foreign Limited-Liability Company
- [ ] NRS 89 - Articles of Organization Professional Limited-Liability Company
- [ ] NRS 86.555 - Registration of Professional Foreign Limited-Liability Company

| | |
| --- | --- |
| **1. Name Being Registered in Nevada:** (See instructions) | **Fine Treasure, LLC** |
| **2. Foreign Entity Name:** (Name in home jurisdiction) | |
| **3. Jurisdiction of Formation:** (Foreign Limited-Liability Companies) | **3a)** Jurisdiction of formation: ____ **3b)** Date formed: ____<br>**3c)** I declare this entity is in good standing in the jurisdiction of its formation. ☐ |
| **4. Registered Agent for Service of Process*:** (check only one box) | ☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)<br>**CASSANDRA LUPO**<br>Name of Registered Agent **OR** Title of Office or Position with Entity<br>**7120 RAFAEL RIDGE WY** (Street Address) **LAS VEGAS** (City) Nevada **89119** (Zip Code)<br>Mailing Address (If different from street address) ____ City ____ Nevada Zip Code ____ |
| **4a. Certificate of Acceptance of Appointment of Registered Agent:** | *I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*<br>X **Cassandra Lupo** **05/02/2025**<br>**Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** Date |
| **5. Management:** (Domestic Limited-Liability Companies only) | Company shall be managed by: (check one box) ☑ Manager(s) **OR** ☐ Member(s) |
| **6. Name and Address of each Manager(s) or Managing Member(s):** (NRS 86 and NRS 86.544, see instructions)<br>**Name and Address of the Original Manager(s) and Member(s):** ( NRS 89, see instructions)<br>IMPORTANT:<br>A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. | 1) **Jonathan Fine** (Name)<br>**7120 Rafael Ridge Way** (Address) **Las Vegas** (City) **NV** (State) **89119** (Zip Code) |
| **7. Dissolution Date:** (Domestic only) | Latest date upon which the company is to dissolve (if existence is not perpetual): ____ |

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

# Formation - Limited-Liability Company

Continued, Page 2

| | |
|---|---|
| **8. Purpose/ Profession to be Practiced:** (NRS 89 only) | |
| **9. Series and/or Restricted Limited-Liability Company:** (Optional) | Check box if a Series Limited-Liability Company ☐ Domestic Limited-Liability Company"s only: The Limited-Liability Company is a Restricted Limited-Liability Company ☐ |
| **10. Records Office:** (Foreign Limited-Liability Companies) | Address: City: State: Zip code: Country: |
| **11. Street Address of Principal Office:** (Foreign Limited-Liability Companies) | Address: City: State: Zip code: Country: |
| **12. Name, Address and Signature of the Organizer:** (NRS 86. NRS 89 -Each Organizer must be a licensed professional.) **Name and Signature of Manager or Member:** (NRS 86.544 only) See instructions | *Foreign Limited-Liability Company - In the event the designated Agent for Service of Process resigns and is not replaced or the agent's authority has been revoked or the agent cannot be found or served with exercise of reasonable diligence, then the Secretary of State is hereby appointed as the Agent for Service of Process.<br><br>I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.<br><br>Name: Cassandra Lupo — Country: United States<br>Address: 7120 Rafael Ridge Way — City: Las Vegas — State: NV — Zip/Postal Code: 89119<br>X Cassandra Lupo (attach additional page if necessary) |

## AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)

# Exhibit G

## Issuer Operating Agreement

# LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "**Agreement**") of Fine Treasure, LLC, a Nevada limited liability company (the "**Company**"), is entered into as of August 20, 2026 by and among the Company, Fine Entertainment Management, LLC and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings set forth in ARTICLE X.

## ARTICLE I
## Organizational Matters

**Section 1.01 Name.** The name of the Company is Fine Treasure, LLC.

**Section 1.02 Principal Office.** The principal office of the Company is located at 7120 Rafael Ridge Wy, Las Vegas, Nevada 89119, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

**Section 1.03 Registered Office; Registered Agent.** The registered office of the Company and the registered agent for service of process on the Company in the State of Nevada shall be that office and Person named in the Articles of Organization or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Nevada Act and Applicable Law.

**Section 1.04 Purpose; Powers.**

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Nevada Act and to engage in any and all lawful activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Nevada Act.

**Section 1.05 Term.** The term of the Company commenced on the date and time the Articles of Organization was filed with the Secretary of State of the State of Nevada and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by Applicable Law.

## ARTICLE II
## Members

**Section 2.01 Members.** The names, mailing addresses, and Membership Interests of the Members are set out in the books and records of the Company (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

**Section 2.02 Capital Contributions; Capital Accounts; No Withdrawals.**

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulation Section 1.704-1(b). The Capital Accounts shall be adjusted by the Manager upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c) No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

(d) If any Member shall have a deficit balance in such Member's Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

**Section 2.03 Admission of Additional Members.**

(a) Additional Members may be admitted from time to time in connection with (i) the issuance of Membership Interests by the Company, subject to compliance with the provisions of Section 3.02(b), or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a

Permitted Transfer) of Membership Interests, such Person shall have (i) executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached as Exhibit A (a "**Joinder Agreement**"). Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued their Membership Interests. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02.

**Section 2.04 No Withdrawal; Bankruptcy; Death of Member.**

(a) So long as a Member continues to hold a Membership Interest, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in Section 86.491(4) of the Nevada Act.

(b) The death of a Member shall not cause the dissolution of the Company, except as otherwise provided by Section 9.01(d). In such event, the Company and its business shall be continued by the remaining Member or Members and the Membership Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees or beneficiaries, as applicable, as Permitted Transferees; *provided*, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

**Section 2.05 Certification of Membership Interests.**

(a) The Company may, but shall not be required to, issue certificates evidencing Membership Interests in the Company.

(b) If the Manager issues certificates representing Membership Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP

INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

**Section 2.06 Meetings.**

(a) Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Common Members holding more than 50% of the Common Membership Interests.

(b) Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c) Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Common

Membership Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Subject to Section 2.07, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Common Membership Interests; *provided* that, if a different percentage of Membership Interests is required under this Agreement or by Applicable Law to take such action, then the affirmative vote of Members holding such different percentage of Membership Interests shall be required.

**Section 2.07 Action Without Meeting.** Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

## ARTICLE III
## Management

**Section 3.01 Management of the Company.** Subject to the provisions of Section 3.02 and except as otherwise provided by the Nevada Act, the business, property and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

**Section 3.02 Actions Requiring Approval of Members.** Without the written approval of Common Members holding a majority of the Common Membership Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Articles of Organization or this Agreement; *provided* that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement.

(b) Issue additional Membership Interests, Equity Securities, or other securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), admit additional Members to the Company.

(c) Incur any indebtedness, pledge or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person, in each case in excess of $250,000 in a single transaction or series of related transactions, or in excess of $500,000 in the aggregate at any time outstanding.

(d) Make any loan or advance to, or a Capital Contribution or investment in, any Person, in excess of $100,000

(e) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests, other than in the ordinary course of business consistent with past practice.

(f) Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests, other than sales of inventory in the ordinary course of business consistent with past practice.

(g) Settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability with a value in excess of $150,000 or agree to the provision of any equitable relief by the Company.

(h) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

**Section 3.03 Officers.** The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until their successor is designated by the Manager or until their earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

**Section 3.04 Replacement and Resignation of Manager.** The Manager may be removed at any time, with or without cause, by the Members holding at least 75% of the Common Membership Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding at least 75% of the Membership Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

## ARTICLE IV
## Allocations

**Section 4.01 Allocation of Profits and Losses.**

(a) The Company's profits and losses for each Fiscal Year will be allocated among the Members pro rata in accordance with their Membership Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d) All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

## ARTICLE V
## Distributions

**Section 5.01 Distributions.**

(a) Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Manager. Such distributions shall be paid to the Members pro rata in accordance with their respective Membership Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 86.343 of the Nevada Act or other Applicable Law.

## ARTICLE VI
## Transfers

**Section 6.01 General Restrictions on Transfer.**

(a) Except as permitted pursuant to Section 6.02, no Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of Common Members holding a majority of the Common Membership Interests. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Nevada Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term

"Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

**Section 6.02 Permitted Transfers.** The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following (each, a "**Permitted Transferee**" and, any such Transfer to a Permitted Transferee, a "**Permitted Transfer**"):

(a) Any Affiliate of such Member; or

(b) With respect to any Member that is a natural Person, (i) such Member's Spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural persons (collectively, "**Family Members**"); (ii) a trust under which the distribution of Membership Interests may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during their life; (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Member; or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries.

## ARTICLE VII
## No Personal Liability and Indemnification

**Section 7.01 No Personal Liability: Members; Manager.**

(a) Except as otherwise provided in the Nevada Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Nevada Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

**Section 7.02 Indemnification.**

(a) To the fullest extent permitted under the Nevada Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of reasonable expenses from the Company for and against any loss, damage, claim, or expense (including reasonable attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; *provided*, however, that (i) any indemnity under this Section 7.02 shall be provided out of and to the extent of the Company assets only, and neither any Member or any other Person shall have any personal liability to

contribute to such indemnity by the Company; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

## ARTICLE VIII
## Compliance and Tax Matters

**Section 8.01 Inspection Rights.** Upon reasonable written notice from a Member stating a proper purpose, the Company shall afford the Member the right to inspect, during normal business hours at the Company's principal office, the books and records of the Company required to be maintained under the Nevada Act. The Member shall not be entitled to make or retain copies of any such books and records (or any portion thereof) except with the prior written consent of the Manager. The Manager may deny or limit any requested inspection to the extent the Manager reasonably determines that such inspection would harm the Company or its business interests, including (without limitation) by disclosing trade secrets, confidential commercial information, or privileged materials. Any information obtained through such inspection shall be kept confidential by the Member and used solely for a proper purpose related to the Member's interest as a Member.

**Section 8.02 Income Tax Status.** It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

**Section 8.03 Tax Matters Representative.**

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Tax Matters Representative**"). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Common Membership Interests of the

Company, and shall resign if it is no longer, directly or indirectly, a Member. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Common Membership Interests of the Company shall appoint a new Tax Matters Representative.

(b) Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Tax Matters Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Tax Matters Representative will make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Common Membership Interests.

(e) Indemnification. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

**Section 8.04 Tax Returns.**

(a) At the expense of the Company, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as

reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

## ARTICLE IX
## Dissolution and Liquidation

**Section 9.01 Events of Dissolution.** The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by Members holding at least 70% of the Common Membership Interests];

(b) The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company;

(c) The entry of a decree of judicial dissolution under Section 86.495 of the Nevada Act; or

(d) At any time there are no Members, unless the Company is continued in accordance with the Nevada Act.

**Section 9.02 Effectiveness of Dissolution.** Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Articles of Organization shall have been cancelled as provided in Section 9.04.

**Section 9.03 Liquidation.** If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Nevada Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members as follows:

(A) If the amount available for distribution under this clause (iii) is less than the aggregate amount necessary to cause each Preferred Member to have received, when combined with all prior distributions in respect of its Preferred Units, distributions equal to its Capital Contributions made in respect of its Preferred Units, then:

(1) First, to the Preferred Members, pro rata in accordance with the number of Preferred Units held by each, until each Preferred Member has received (together with all prior distributions in respect of its Preferred Units) aggregate distributions equal to its Capital Contributions made in respect of its Preferred Units; and

(2) Thereafter, any remaining amount to the Common Members, pro rata in accordance with the positive balances in their respective Capital Accounts (as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation occurs);

(B) If the amount available for distribution under this clause (iii) is equal to or greater than the aggregate amount necessary to cause each Preferred Member to have received, when combined with all prior distributions in respect of its Preferred Units, distributions equal to its Capital Contributions made in respect of its Preferred Units, then the entire amount available under this clause (iii) shall be distributed to all Members on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

**Section 9.04 Required Filings.** Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Nevada Act.

## ARTICLE X
## Definitions

**Section 10.01 Definitions.** Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Articles of Organization**" means the articles of organization filed with the Nevada Secretary of State on May 2, 2025, as it may be amended or restated from time to time.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Common Member**" means a Member holding Common Units.

(f) "**Common Units**" means the common membership interests of the Company, having the rights, preferences, and privileges set forth in this Agreement.

(g) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(h) "**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Membership Interests, including any warrants or other rights to acquire such Membership Interests.

(i) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(j) “**Governmental Authority**” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(k) “**Lien**” means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(l) “**Manager**” means, initially, Jonathan Fine, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(m) “**Marital Relationship**” means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

(n) “**Membership Interest**” means a Member’s entire ownership interest in the Company, represented by the Common Units and/or Preferred Units owned by such Member, including such Member’s rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction in accordance with this Agreement; (ii) vote, consent, or participate in any Member decisions to the extent provided in this Agreement and the Nevada Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Nevada Act. The relative rights, preferences, privileges, and limitations of the Common Units and the Preferred Units are as set forth in this Agreement.

(o) “**Nevada Act**” means the Nevada Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(p) “**Person**” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(q) “**Preferred Member**” means a Member holding Preferred Units.

(r) “**Preferred Units**” means the preferred membership interests of the Company. Except as expressly provided in this Agreement or as required by non-waivable provisions of the Nevada Act, the holders of Preferred Units shall have no voting, consent, or approval rights with respect to the management, business, or affairs of the Company.

(s) “**Securities Act**” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(t) “**Spouse**” means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Member.

(u) “**Transfer**” means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. “**Transfer**” when used as a noun shall have a correlative meaning.

(v) “**Transferor**” and “**Transferee**” mean a Person who makes or receives a Transfer, respectively.

(w) “**Units**” means Common Units and or Preferred Units, as the context requires.

## ARTICLE XI
## Miscellaneous

**Section 11.01 Governing Law.** This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada, without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any jurisdiction).

**Section 11.02 Submission to Jurisdiction.** The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the United States District Court for the District of Nevada or in the Eighth Judicial District Court of the State of Nevada, in and for Clark County (or, if such court lacks subject matter jurisdiction, in any other state court of competent jurisdiction located in Clark County, Nevada). Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

**Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

**Section 11.04 Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

**Section 11.05 Notices.** All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

**(a)** when delivered by hand;

**(b)** when received by the addressee if sent by a nationally recognized overnight courier;

**(c)** on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

**(d)** on the third business day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

| | |
|---|---|
| **If to the Company:** | 7120 Rafael Ridge Way<br>Las Vegas, NV 89119<br>Attention: Jonathan Fine, Manager |
| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

**Section 11.06 Remedies.** In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

**Section 11.07 Severability.** If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

**Section 11.08 Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

**Section 11.09 Amendment.** No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding a majority of the Common Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member.

**Section 11.10 Headings.** The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

**Section 11.11 Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

**Section 11.12 Entire Agreement.** This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

**Section 11.13 No Third-Party Beneficiaries.** Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**The Company:**

Fine Treasure, LLC, a Nevada limited liability company

By:______________________
Jonathan Fine, Manager

**The Members:**

Fine Entertainment Management, LLC

By:______________________
Jonathan Fine, Manager of the Member

## EXHIBIT A

## FORM OF JOINDER AGREEMENT

**JOINDER AGREEMENT**

Reference is hereby made to the Operating Agreement of Fine Treasure, LLC (the "**Company**"), dated August 20, 2026, as amended from time to time (the "**Operating Agreement**"). Pursuant to and in accordance with Section 2.03 of the Operating Agreement, the undersigned (the "**Member**") hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon full execution of this Joinder, such person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a [Enter Class Type] Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of ________________________.

| COMPANY: | MEMBER: |
| --- | --- |
| FINE TREASURE, LLC | ________________________________ |
| By:____________________________ | By:____________________________ |
| Name: Jonathan Fine | Name:__________________________ |
| Title: Manager | Title:___________________________ |

Doc ID: 365b1700693363842ebb385cd3956a891ef092cd

## Exhibit H

## Video Transcript

**Campaign Transcript | El Corazon**

VOICE OVER:

In Las Vegas, there are winners. There are losers. And then there's people like Jonathan Fine.

Jonathan is an award-winning entrepreneur who's built and run some of the most successful bars, restaurants, and entertainment venues in Las Vegas over the last 20 years.

His string of hits include PBR Rock Bar at Planet Hollywood, which generated over $21 million dollars in a single year…

And The George, a $14 million-dollar-a-year restaurant inside the Durango Casino & Resort.

PKWY Tavern — an iconic local brand with multiple locations across the city.

VOICE OVER:

Rockhouse at the Venetian.

The Oak Room.

BLVD Grille.

VOICE OVER:

ameriCAN.

The Mint Tavern.

Smelly Cat.

VOICE OVER:

You get the idea.

Now, he's building his most ambitious project yet. And for the first time, you can own a piece of it.

JONATHAN:

Welcome to El Corazón.

El Corazon is 23,000ft² of Mexican themed dining, bars, lounges, a VIP room, and a massive second floor private event space built for conventions, banquets, weddings, corporate events, and private parties.

VOICE OVER:

With six distinct revenue centers under one roof, El Corazón isn't beholden to a single type of guest or experience. Instead, our guests can effortlessly move from cocktails, to dinner, to live music, to a full night out on their own terms, without ever leaving the building.

That's the power of this model.

VOICE OVER:

El Corazón will live at 3300 Las Vegas Boulevard — one of the busiest resort corridors on the Strip that sits on the doorstep of the Treasure Island Hotel & Casino.

Between The Venetian, The Palazzo, and The Wynn, there are tens of thousands of hotel rooms within walking distance…

Not to mention two of America's largest convention centers and the highest-grossing concert venue in the world.

The last restaurant here generated $18 million dollars in its final year, thanks to a constant stream of visitors arriving with full pockets, empty bellies, and no access to an in-room kitchen.

But when the previous lease ended, Treasure Island faced a choice: they could coast on what was already working; or they could make a major investment in the future.

They chose the future. They chose Jonathan.

VOICE OVER:

Together, they're capitalizing on a major shift that's made Vegas one of the strongest dining markets in the world.

For years now, spending has moved away from gaming and towards dining, nightlife, private events, and the kind of immersive experiences you can't get anywhere else.

The biggest resorts on the Strip are all chasing these dollars, and that's exactly where El Corazón is positioned to win.

VOICE OVER:

El Corazón isn't a concept hoping to catch on, or an investment that lives on a screen. It's an address you can walk into, knowing you own a piece of it.

As a shareholder, you'll play a defining role in bringing El Corazon across the finish line — from construction and staffing, to marketing and launch.

But fair warning: once our doors open to the public, the window to become a shareholder will close.

Join us.

Invest in El Corazón today.